INTERIM REPORT

For the three months ended
March 31, 2016

CONSOLIDATED BALANCE SHEETS
as at March 31, 2016 and December 31, 2015
(unaudited - US$ millions)

	Notes	March 31, 2016	December 31, 2015
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $106.8; December 31, 2015 – $62.8)	5, 19	1,587.6	1,276.5
Insurance contract receivables		2,878.7	2,546.5

Portfolio investments
Subsidiary cash and short term investments	5, 19	5,250.6	6,641.6
Bonds (cost $13,658.0; December 31, 2015 – $11,258.9)	5	15,035.7	12,286.6
Preferred stocks (cost $277.7; December 31, 2015 – $220.5)	5	147.4	116.6
Common stocks (cost $4,966.6; December 31, 2015 – $6,004.2)	5	4,127.8	5,358.3
Investments in associates (fair value $2,571.0; December 31, 2015 – $2,185.9)	5, 6	2,156.2	1,730.2
Derivatives and other invested assets (cost $614.6; December 31, 2015 – $628.5)	5, 7	319.8	500.7
Assets pledged for short sale and derivative obligations (cost $681.8; December 31, 2015 – $322.9)	5, 7	713.2	351.1
Fairfax India cash and portfolio investments (cost $859.2; December 31, 2015 – $848.7)	5, 19	867.2	847.4
		28,617.9	27,832.5

Deferred premium acquisition costs		584.7	532.7
Recoverable from reinsurers (including recoverables on paid losses – $348.2; December 31, 2015 – $286.3)	8, 9	4,006.2	3,890.9
Deferred income taxes		567.1	463.9
Goodwill and intangible assets		3,310.9	3,214.9
Other assets		1,892.2	1,771.1
Total assets		43,445.3	41,529.0

Liabilities
Accounts payable and accrued liabilities		2,538.8	2,555.9
Income taxes payable		171.8	85.8
Short sale and derivative obligations (including at the holding company – $78.5; December 31, 2015 – $0.6)	5, 7	626.6	92.9
Funds withheld payable to reinsurers		383.8	322.8
Insurance contract liabilities	8	23,558.7	23,101.2
Long term debt – holding company and insurance and reinsurance companies	10	3,467.9	3,067.5
Long term debt – non-insurance companies	10	320.2	284.0
Total liabilities		31,067.8	29,510.1

Equity	11
Common shareholders’ equity		9,247.5	8,952.5
Preferred stock		1,334.9	1,334.9
Shareholders’ equity attributable to shareholders of Fairfax		10,582.4	10,287.4
Non-controlling interests		1,795.1	1,731.5
Total equity		12,377.5	12,018.9
		43,445.3	41,529.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2016 and 2015
(unaudited - US$ millions except per share amounts)

	Notes	2016	2015
Revenue
Gross premiums written	17	2,344.0	2,064.2
Net premiums written	17	2,030.3	1,832.1

Gross premiums earned		2,074.6	1,853.7
Premiums ceded to reinsurers		(298.2)	(241.6)
Net premiums earned	17	1,776.4	1,612.1
Interest and dividends		152.8	114.2
Share of profit of associates		9.9	30.8
Net gains (losses) on investments	5	(159.6)	176.5
Other revenue		407.0	454.3
		2,186.5	2,387.9
Expenses
Losses on claims, gross	8	1,224.6	1,160.3
Losses on claims ceded to reinsurers		(205.8)	(161.5)
Losses on claims, net	18	1,018.8	998.8
Operating expenses	18	388.4	321.0
Commissions, net	9	318.0	243.2
Interest expense		55.2	51.5
Other expenses	18	402.0	442.5
		2,182.4	2,057.0
Earnings before income taxes		4.1	330.9
Provision for income taxes	13	20.8	94.8
Net earnings (loss)		(16.7)	236.1

Attributable to:
Shareholders of Fairfax		(51.0)	225.2
Non-controlling interests		34.3	10.9
		(16.7)	236.1

Net earnings (loss) per share	12	$(2.76)	$9.92
Net earnings (loss) per diluted share	12	$(2.76)	$9.71
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	22,530	21,508

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2016 and 2015
(unaudited – US$ millions)

	Notes	2016	2015

Net earnings (loss)		(16.7)	236.1

Other comprehensive income (loss), net of income taxes	11

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		176.1	(189.0)
Gains (losses) on hedge of net investment in Canadian subsidiaries		(81.2)	112.5
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans		4.0	(35.6)
		98.9	(112.1)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates		1.5	(2.2)

Other comprehensive income (loss), net of income taxes		100.4	(114.3)

Comprehensive income		83.7	121.8

Attributable to:
Shareholders of Fairfax		21.4	117.9
Non-controlling interests		62.3	3.9
		83.7	121.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2016 and 2015
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings (loss) for the period	—	—	—	—	(51.0)	—	(51.0)	—	(51.0)	34.3	(16.7)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	148.1	148.1	—	148.1	28.0	176.1
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(81.2)	(81.2)	—	(81.2)	—	(81.2)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	4.0	4.0	—	4.0	—	4.0
Share of net gains on defined benefit plans of associates	—	—	—	—	—	1.5	1.5	—	1.5	—	1.5
Issuance of shares	523.5	—	3.0	(4.9)	—	—	521.6	—	521.6	—	521.6
Purchases and amortization	—	—	(23.8)	11.9	—	—	(11.9)	—	(11.9)	0.6	(11.3)
Common share dividends	—	—	—	—	(227.8)	—	(227.8)	—	(227.8)	(2.2)	(230.0)
Preferred share dividends	—	—	—	—	(11.1)	—	(11.1)	—	(11.1)	—	(11.1)
Other net changes in capitalization	—	—	—	—	2.8	—	2.8	—	2.8	2.9	5.7
Balance as of March 31, 2016	4,753.3	3.8	(256.8)	95.2	4,943.6	(291.6)	9,247.5	1,334.9	10,582.4	1,795.1	12,377.5

Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the period	—	—	—	—	225.2	—	225.2	—	225.2	10.9	236.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(182.0)	(182.0)	—	(182.0)	(7.0)	(189.0)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	112.5	112.5	—	112.5	—	112.5
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	—	(35.6)	(35.6)	—	(35.6)	—	(35.6)
Share of net losses on defined benefit plans of associates	—	—	—	—	—	(2.2)	(2.2)	—	(2.2)	—	(2.2)
Issuance of shares	575.9	—	2.3	(6.9)	—	—	571.3	179.0	750.3	—	750.3
Purchases and amortization	—	—	(50.9)	9.2	—	—	(41.7)	(1.1)	(42.8)	—	(42.8)
Excess of book value over consideration of preferred shares purchased for cancellation	—	—	—	—	0.5	—	0.5	—	0.5	—	0.5
Common share dividends	—	—	—	—	(216.1)	—	(216.1)	—	(216.1)		(216.1)
Preferred share dividends	—	—	—	—	(12.4)	—	(12.4)	—	(12.4)	—	(12.4)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	743.1	743.1
Other net changes in capitalization	—	—	—	3.3	(12.9)	—	(9.6)	—	(9.6)	1.8	(7.8)
Balance as of March 31, 2015	4,218.7	3.8	(204.4)	84.0	4,894.2	(225.4)	8,770.9	1,342.6	10,113.5	966.9	11,080.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2016 and 2015
(unaudited - US$ millions)

	Notes	2016	2015
Operating activities
Net earnings (loss)		(16.7)	236.1
Depreciation, amortization and impairment charges		38.1	26.2
Net bond (discount) premium amortization		3.3	(3.1)
Amortization of share-based payment awards		11.9	9.2
Share of profit of associates		(9.9)	(30.8)
Deferred income taxes	13	(97.0)	43.6
Net (gains) losses on investments	5	159.6	(176.5)
Net purchases of investments classified as FVTPL	19	(164.9)	(832.8)
Changes in operating assets and liabilities		(153.6)	(76.6)
Cash used in operating activities		(229.2)	(804.7)

Investing activities
Sales of investments in associates	6	46.8	48.1
Purchases of investments in associates	6	(402.7)	(2.1)
Net purchases of premises and equipment and intangible assets		(42.3)	(20.8)
Purchases of subsidiaries, net of cash acquired		(5.3)	(17.9)
Decrease (increase) in restricted cash for purchase of subsidiary		6.5	(1,031.8)
Cash used in investing activities		(397.0)	(1,024.5)

Financing activities
Long term debt - holding company and insurance and reinsurance companies:	10
Issuances, net of issuance costs		303.2	275.7
Repayment		(1.4)	(1.2)
Long term debt - non-insurance companies:
Issuances, net of issuance costs		5.3	—
Repayment		(0.9)	(0.2)
Net borrowings from revolving credit facilities		11.2	21.2
Subordinate voting shares:	11
Issuances, net of issuance costs		523.5	575.9
Purchases for treasury		(23.8)	(50.9)
Common share dividends		(227.8)	(216.1)
Preferred shares:	11
Issuances, net of issuance costs		—	179.0
Repurchases		—	(0.6)
Preferred share dividends		(11.1)	(12.4)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs		—	725.8
Dividends paid to non-controlling interests		(2.2)	—
Cash provided by financing activities		576.0	1,496.2
Decrease in cash and cash equivalents		(50.2)	(333.0)
Cash and cash equivalents – beginning of period		3,125.6	3,018.7
Foreign currency translation		58.1	(119.2)
Cash and cash equivalents – end of period	19	3,133.5	2,566.5

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2016 and 2015
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three months ended March 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 28, 2016.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2015, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2016
The company adopted the following amendments, effective January 1, 2016. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements 2012-2014
In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards.
Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)
In May 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to clarify that revenue-based amortization methods cannot be used to amortize property, plant and equipment, and may be used to amortize intangible assets only in limited circumstances.
Disclosure Initiative (Amendments to IAS 1)
In December 2014 the IASB issued certain narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing presentation and disclosure requirements.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in notes 5, 6, 8, 13 and 14 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2015.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	March 31, 2016	December 31, 2015
Holding company:
Cash and cash equivalents (note 19)	280.7	222.4
Short term investments	414.3	241.7
Short term investments pledged for short sale and derivative obligations	86.3	49.9
Bonds	577.7	511.7
Bonds pledged for short sale and derivative obligations	20.5	12.9
Preferred stocks	32.3	0.3
Common stocks(1)	138.2	159.6
Derivatives (note 7)	37.6	78.0
	1,587.6	1,276.5
Short sale and derivative obligations (note 7)	(78.5)	(0.6)
	1,509.1	1,275.9
Portfolio investments:
Cash and cash equivalents (note 19)	2,906.2	3,227.7
Short term investments	2,344.4	3,413.9
Bonds	15,035.7	12,286.6
Preferred stocks	147.4	116.6
Common stocks(1)	4,127.8	5,358.3
Investments in associates (note 6)	2,156.2	1,730.2
Derivatives (note 7)	303.1	484.4
Other invested assets	16.7	16.3
	27,037.5	26,634.0
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	6.5	7.7
Short term investments	255.6	129.1
Bonds	451.1	214.3
	713.2	351.1
Fairfax India cash and portfolio investments:
Cash and cash equivalents (note 19)	296.8	22.0
Short term investments	52.3	61.5
Bonds	222.5	512.8
Common stocks(1)	77.6	48.4
Investments in associates (note 6)	218.0	202.7
	867.2	847.4

	28,617.9	27,832.5
Short sale and derivative obligations (note 7)	(548.1)	(92.3)
	28,069.8	27,740.2

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,206.8 and $134.0 respectively at March 31, 2016 (December 31, 2015 - $1,183.0 and $1,094.0). At December 31, 2015 other funds comprised a significant proportion of Brit's investment portfolio and were invested principally in fixed income securities. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as bonds).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2016 bonds containing call and put features represented approximately $6,477.4 and $45.7 respectively (December 31, 2015 - $6,339.1 and $179.4) of the total fair value of bonds in the table below.

	March 31, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,576.4	1,796.7	1,173.9	1,313.1
Due after 1 year through 5 years	4,249.3	4,636.9	4,649.9	5,160.3
Due after 5 years through 10 years	1,087.7	1,063.3	952.8	931.5
Due after 10 years	7,907.7	8,810.6	5,635.7	6,133.4
	14,821.1	16,307.5	12,412.3	13,538.3

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2016				December 31, 2015
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,490.2	3,490.2	—	—	3,479.8	3,479.8	—	—

Short term investments:
Canadian government	30.4	30.4	—	—	66.7	66.7	—	—
Canadian provincials	318.3	318.3	—	—	114.0	114.0	—	—
U.S. treasury	2,516.8	2,516.8	—	—	3,433.9	3,433.9	—	—
Other government	190.8	153.2	37.6	—	199.0	168.9	30.1	—
Corporate and other	96.6	—	96.6	—	82.5	—	82.5	—
	3,152.9	3,018.7	134.2	—	3,896.1	3,783.5	112.6	—
Bonds:
Canadian government	322.0	—	322.0	—	297.1	—	297.1	—
Canadian provincials	217.4	—	217.4	—	198.8	—	198.8	—
U.S. treasury	5,211.0	—	5,211.0	—	2,699.7	—	2,699.7	—
U.S. states and municipalities	6,698.7	—	6,698.7	—	6,646.2	—	6,646.2	—
Other government	1,656.4	—	1,656.4	—	1,625.2	—	1,625.2	—
Corporate and other	2,202.0	—	1,527.6	674.4	2,071.3	—	1,374.9	696.4
	16,307.5	—	15,633.1	674.4	13,538.3	—	12,841.9	696.4
Preferred stocks:
Canadian	18.2	—	10.3	7.9	16.3	—	8.9	7.4
U.S.	73.3	—	73.0	0.3	78.8	—	78.5	0.3
Other	88.2	—	9.1	79.1	21.8	—	21.8	—
	179.7	—	92.4	87.3	116.9	—	109.2	7.7
Common stocks:
Canadian	644.3	528.9	95.5	19.9	704.3	601.6	87.0	15.7
U.S.	1,069.2	527.0	30.4	511.8	1,059.7	531.5	33.9	494.3
Other funds(1)	134.0	—	134.0	—	1,094.0	—	1,094.0	—
Other	2,496.1	1,277.8	452.2	766.1	2,708.3	1,484.2	464.2	759.9
	4,343.6	2,333.7	712.1	1,297.8	5,566.3	2,617.3	1,679.1	1,269.9

Derivatives and other invested assets	357.4	—	115.1	242.3	578.7	—	293.3	285.4

Short sale and derivative obligations	(626.6)	—	(626.6)	—	(92.9)	—	(92.9)	—

Holding company cash and investments and portfolio investments measured at fair value	27,204.7	8,842.6	16,060.3	2,301.8	27,083.2	9,880.6	14,943.2	2,259.4

	100.0%	32.5%	59.0%	8.5%	100.0%	36.5%	55.2%	8.3%

Investments in associates (note 6)(2)	2,809.3	1,017.6	32.6	1,759.1	2,406.6	1,034.9	37.0	1,334.7

(1)
At December 31, 2015 other funds were invested principally in fixed income securities and excluded by the company when measuring its equity and equity-related exposure. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as U.S. treasury bonds and corporate and other bonds).

(2)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.
There were no significant changes to the valuation techniques used at March 31, 2016 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2015.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the first quarters ended March 31, 2016 and 2015 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the quarters ended March 31 follows:

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(32.2)	(1.9)	14.6	(16.3)	(1.3)	(47.3)	(84.4)
Purchases	0.8	80.8	32.6	6.7	3.5	1.8	126.2
Sales	(2.8)	—	(25.2)	—	—	—	(28.0)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	12.2	0.7	6.3	6.3	0.7	2.4	28.6
Balance - March 31	674.4	87.3	989.2	167.7	140.9	242.3	2,301.8

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	833.0	158.0	775.3	117.6	156.2	273.1	2,313.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(44.0)	13.9	11.6	(4.7)	—	241.5	218.3
Purchases	4.5	0.4	37.3	5.8	0.1	4.8	52.9
Sales and exchanges	(65.4)	(46.4)	(4.7)	(0.1)	(4.8)	—	(121.4)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(26.1)	(10.1)	(9.8)	(7.6)	(1.6)	(4.1)	(59.3)
Balance - March 31	702.0	115.8	809.7	111.0	149.9	515.3	2,403.7

Reasonably possible changes in the value of unobservable inputs for any of these individual investments would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	First quarter
	2016					2015
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	11.2		398.0		409.2	80.0		(22.1)	57.9
Preferred stocks	0.6		(5.3)		(4.7)	—		18.9	18.9
Common stocks	(77.8)	(1)	(240.6)	(1)	(318.4)	295.5		(303.1)	(7.6)
	(66.0)		152.1		86.1	375.5		(306.3)	69.2
Derivatives:
Common stock and equity index short positions	642.0	(2)	(745.6)		(103.6)	(68.9)	(2)	(100.7)	(169.6)
Common stock and equity index long positions	(22.5)	(2)	34.7		12.2	(21.6)	(2)	19.6	(2.0)
Put options - equity index	—		(4.8)		(4.8)	—		—	—
Equity warrants and call options	—		—		—	—		187.7	187.7
CPI-linked contracts	—		(54.6)		(54.6)	—		75.2	75.2
Other	(15.8)		11.5		(4.3)	14.1		(16.3)	(2.2)
	603.7		(758.8)		(155.1)	(76.4)		165.5	89.1
Foreign currency gains (losses) on:
Investing activities	(32.8)		7.3		(25.5)	(79.6)		(14.7)	(94.3)
Underwriting activities	(48.7)		—		(48.7)	40.4		—	40.4
Foreign currency contracts	(20.3)		4.8		(15.5)	129.0		(59.1)	69.9
	(101.8)		12.1		(89.7)	89.8		(73.8)	16.0

Other	—		(0.9)		(0.9)	2.7		(0.5)	2.2

Net gains (losses) on investments	435.9		(595.5)		(159.6)	391.6		(215.1)	176.5

(1)
During the first quarter of 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings. See note 6.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

6.	Investments in Associates
Investments in associates were comprised as follows:

	March 31, 2016		December 31, 2015
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates(1)	1,372.7	772.5	1,126.0	526.4
Non-insurance associates(2)(3)(4)(5)	1,436.6	1,601.7	1,280.6	1,406.5
	2,809.3	2,374.2	2,406.6	1,932.9

As presented on the consolidated balance sheet:
Investments in associates		2,156.2		1,730.2
Fairfax India cash and portfolio investments(2)		218.0		202.7
		2,374.2		1,932.9

(1)
On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross written premiums of approximately $1 billion for its fiscal year ended March 31, 2015.

(2)
On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited ("Adi") for $19.5 (1.3 billion Indian rupees). Adi is a specialty chemical manufacturer in India that manufactures oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

(3)
On January 5, 2016 the company, through its subsidiaries, participated with certain other investors in a transaction to privatize APR Energy plc (‘‘APR Energy’’) and to provide APR Energy with $200.0 of additional equity financing for it to retire outstanding debt and augment working capital. The company invested $230.2 in APR Energy as part of these transactions, comprised of $80.6 in preferred shares and $149.6 in common shares, thereby increasing its 18.3% pre-existing ownership to a 49.0% equity interest. The company consequently commenced applying the equity method of accounting to its investment in APR Energy common shares. APR Energy, serving developed and developing markets globally, provides mobile power generation solutions to utilities, countries and industries.

(4)
The company performed a value-in-use analysis of its investment in Resolute at March 31, 2016 and determined that its recoverable amount (higher of fair value and value-in-use) exceeded its carrying value.

(5)	During the first quarter of 2016 the company received distributions and dividends of $52.0 (2015 - $54.3) from its non-insurance associates.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2016				December 31, 2015
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	5,492.0	—	440.0	—	4,403.1	134.0	—
Equity total return swaps – short positions	—	1,557.9	2.4	117.1	—	1,491.7	69.6	9.3
Equity index put options	20.3	382.5	8.3	—	20.3	382.5	13.1	—
Equity total return swaps – long positions	—	162.0	27.1	0.7	—	149.4	0.9	9.5
Equity call options	0.4	4.5	0.4	—	0.4	4.2	0.4	—
Warrants	—	1.3	0.3	—	—	1.2	0.4	—
CPI-linked derivative contracts	663.8	112,071.6	228.9	—	655.8	109,449.1	272.6	—
Foreign exchange forward contracts	—	—	68.4	68.8	—	—	66.9	74.1
Other derivative contracts	—	—	4.9	—	—	—	4.5	—
Total			340.7	626.6			562.4	92.9
Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At March 31, 2016 equity hedges with a notional amount of $7,049.9 (December 31, 2015 - $5,894.8) represented 107.2% (December 31, 2015 - 88.1%) of the company's equity and equity-related holdings of $6,575.7 (December 31, 2015 - $6,687.4). The increase in the equity hedge ratio resulted principally from the addition of $952.6 notional amount to the company's short positions in equity and equity index total return swaps and unrealized losses on equity and equity-related holdings.

During the first quarter of 2016 the company received net cash of $642.0 (2015 - paid net cash of $68.9) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).
Refer to note 16 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	March 31, 2016				December 31, 2015
Short equity or equity index underlying total return swaps ("TRS") and put options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 - TRS	44,837,919	3,206.9	715.22	1,114.03	37,424,319	2,477.2	661.92	1,135.89
S&P 500 - TRS	1,447,209	270.0	1,865.66	2,059.74	—	—	—	—
S&P/TSX 60 - TRS	13,044,000	206.1	641.12	790.93	13,044,000	206.1	641.12	764.54
Other equity indices - TRS	—	54.8	—	—	—	40.0	—	—
Individual equities - TRS	—	1,317.4	—	—	—	1,379.3	—	—
S&P 500 - put options(2)	225,643	382.5	1,695.15	2,059.74	225,643	382.5	1,695.15	2,043.94

(1)	The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)	As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
As at March 31, 2016 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $243.9 (December 31, 2015 - $243.9). During the first quarter of 2016 the company paid net cash of $22.5 (2015 - paid net cash of $21.6) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At March 31, 2016 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $820.0 (December 31, 2015 - $413.9), comprised of collateral of $395.6(December 31, 2015 - $380.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $424.4 (December 31, 2015 - $33.5) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

		March 31, 2016				December 31, 2015
		Notional amount		Weighted average strike price(2)	Index value at period end	Notional amount		Weighted average strike price(2)	Index value at period end
Underlying CPI Index	Floor rate(1)	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	0.0%	46,725.0	46,725.0	231.39	238.13	46,225.0	46,225.0	231.32	236.53
United States	0.5%	12,600.0	12,600.0	238.30	238.13	12,600.0	12,600.0	238.30	236.53
European Union	0.0%	38,975.0	44,413.9	95.57	100.07	38,975.0	42,338.4	95.57	100.16
United Kingdom	0.0%	3,300.0	4,743.1	243.82	261.10	3,300.0	4,863.9	243.82	260.60
France	0.0%	3,150.0	3,589.6	99.27	100.02	3,150.0	3,421.8	99.27	100.04
			112,071.6				109,449.1

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
During the first quarter of 2016 the CPI indices for the European Union and France were rebased with 2015 as the new reference year. The weighted average strike prices for contracts related to those indices have been rebased accordingly.

During the first quarter of 2016 the company entered into CPI-linked derivative contracts with notional amounts of $500.0 at a cost of $1.8 (2015 - nil and nil). The company’s CPI-linked derivative contracts produced net unrealized losses of $54.6 in the first quarter of 2016 (2015 - net unrealized gains of $75.2).
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2016 consisted of cash of $48.4 and government securities of

$100.2 (December 31, 2015 - $28.7 and $264.6). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2016. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 16.

8.	Insurance Contract Liabilities

	March 31, 2016			December 31, 2015
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,620.4	441.3	3,179.1	3,284.8	398.7	2,886.1
Provision for losses and loss adjustment expenses	19,938.3	3,216.7	16,721.6	19,816.4	3,205.9	16,610.5
Insurance contract liabilities	23,558.7	3,658.0	19,900.7	23,101.2	3,604.6	19,496.6

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2016	2015
Provision for losses and loss adjustment expenses – January 1	19,816.4	17,749.1
Decrease in estimated losses and expenses for claims occurring in the prior years	(76.8)	(51.8)
Losses and expenses for claims occurring in the current year	1,301.4	1,212.1
Paid on claims occurring during:
the current year	(132.4)	(157.1)
the prior years	(1,262.1)	(1,024.3)
Acquisitions of subsidiaries	—	83.6
Foreign exchange effect and other	291.8	(469.6)
Provision for losses and loss adjustment expenses – March 31	19,938.3	17,342.0

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2016			December 31, 2015
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,269.4	(52.7)	3,216.7	3,259.8	(53.9)	3,205.9
Reinsurers’ share of paid losses	482.7	(134.5)	348.2	419.4	(133.1)	286.3
Provision for unearned premiums	441.3	—	441.3	398.7	—	398.7
	4,193.4	(187.2)	4,006.2	4,077.9	(187.0)	3,890.9
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2016 is commission income earned on premiums ceded to reinsurers of $51.6 (2015 - $50.4).

10.	Long Term Debt and Credit Facilities

	March 31, 2016			December 31, 2015
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	3,021.8	3,004.1	3,248.7	2,614.1	2,599.0	2,839.4
Insurance and reinsurance companies	460.1	463.8	456.4	461.8	468.5	466.9
Non-insurance companies(3)	321.4	320.2	320.8	285.1	284.0	284.5
Long term debt	3,803.3	3,788.1	4,025.9	3,361.0	3,351.5	3,590.8

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On March 22, 2016 the company completed an underwritten public offering of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 at an issue price of 99.431 for net proceeds after discount, commissions and expenses of $303.2 (Cdn$395.7). Commissions and expenses of $1.5 (Cdn$2.0) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (i) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (ii) par.

Credit Facility
There were no amounts drawn on the company's credit facility as at March 31, 2016.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2016	2015
Subordinate voting shares – January 1	21,465,089	20,427,398
Issuances of shares	1,000,000	1,150,000
Treasury shares acquired	(44,783)	(98,627)
Treasury shares reissued	17,710	20,927
Subordinate voting shares – March 31	22,438,016	21,499,698
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	23,186,786	22,248,468

On March 2, 2016 the company completed an underwritten public offering of 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, resulting in net proceeds of $523.5 (Cdn$705.1, after commissions and expenses of $22.2 (Cdn$29.9)) to finance the purchase of an additional 9% ownership interest in ICICI Lombard and the investment in Eurolife as described in note 15.
During the first quarters of 2016 and 2015 the company repurchased for treasury 44,783 and 98,627 subordinate voting shares at a cost $23.8 and $50.9 respectively for use in its share-based payment awards.
Preferred stock
During the first quarter of 2015, under the terms of its normal course issuer bid, the company repurchased for cancellation 47,502 Series E preferred shares with a with a carrying value of $1.1 for a net cost of $0.6. There were no repurchases of preferred shares during the first quarter of 2016.
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2016		December 31, 2015		First quarter ended March 31,
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2016	2015
Fairfax India	Canada	4.9%	716.4	4.9%	716.4	(2.2)	2.9
Brit	U.K.	29.9%	535.9	29.9%	505.1	31.1	—
Cara	Canada	43.1%	381.9	43.1%	351.2	6.3	—
Thomas Cook India	India	32.2%	103.1	32.2%	106.3	(3.2)	0.4
The Keg	Canada	49.0%	19.8	49.0%	17.2	1.5	4.7
All other(1)	—	—	38.0	—	35.3	0.8	2.9
			1,795.1		1,731.5	34.3	10.9

(1)	On June 18, 2015 the company sold its 73.6% interest in Ridley.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at March 31, 2016 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 71.9% and 59.5% respectively.

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the quarters ended March 31 were as follows:

	First quarter
	2016			2015
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Unrealized foreign currency translation gains (losses) on foreign operations	166.5	9.6	176.1	(178.0)	(11.0)	(189.0)
Gains (losses) on hedge of net investment in Canadian subsidiaries	(81.2)	—	(81.2)	112.5	—	112.5
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	7.8	(3.8)	4.0	(48.9)	13.3	(35.6)
	93.1	5.8	98.9	(114.4)	2.3	(112.1)
Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	3.2	(1.7)	1.5	(3.2)	1.0	(2.2)

Other comprehensive income (loss)	96.3	4.1	100.4	(117.6)	3.3	(114.3)

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2016	2015
Net earnings (loss) attributable to shareholders of Fairfax	(51.0)	225.2
Preferred share dividends	(11.1)	(12.4)
Excess of book value over consideration of preferred shares purchased for cancellation	—	0.5
Net earnings (loss) attributable to common shareholders – basic and diluted	(62.1)	213.3

Weighted average common shares outstanding – basic	22,529,993	21,507,874
Share-based payment awards	—	467,854
Weighted average common shares outstanding – diluted	22,529,993	21,975,728

Net earnings (loss) per common share – basic	$(2.76)	$9.92
Net earnings (loss) per common share – diluted	$(2.76)	$9.71
Share-based payment awards of 547,542 were not included in the calculation of net loss per diluted common share for the three months ended March 31, 2016 as inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for income taxes for the quarters ended March 31 is summarized in the following table:

	First quarter
	2016	2015
Current income tax
Current year expense	118.0	50.1
Adjustments to prior years’ income taxes	(0.2)	1.1
	117.8	51.2
Deferred income tax
Origination and reversal of temporary differences	(98.4)	43.0
Adjustments to prior years' deferred income taxes	2.0	0.3
Other	(0.6)	0.3
	(97.0)	43.6

Provision for income taxes	20.8	94.8

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the quarters ended March 31 are summarized in the following table:

	First quarter
	2016				2015
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	(191.3)	125.8	69.6	4.1	79.4	159.5	92.0	330.9
Provision for (recovery of) income taxes	(4.3)	16.5	8.6	20.8	30.9	57.4	6.5	94.8
Net earnings (loss)	(187.0)	109.3	61.0	(16.7)	48.5	102.1	85.5	236.1

(1)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The decrease in pre-tax profitability in Canada, the U.S. and Other in the first quarter of 2016 compared to the first quarter of 2015 primarily reflected increased net unrealized losses on investments.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the quarters ended March 31 are summarized in the following table:

	First quarter
	2016	2015

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	1.1	87.7
Non-taxable investment income	(20.2)	(36.6)
Tax rate differential on income and losses incurred outside Canada	(11.8)	26.0
Provision (recovery) relating to prior years	(0.7)	1.4
Change in unrecorded tax benefit of losses and temporary differences	49.2	5.7
Foreign exchange effect	6.1	11.8
Change in tax rate for deferred income taxes	(0.2)	—
Other including permanent differences	(2.7)	(1.2)
Provision for income taxes	20.8	94.8
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside Canada of $11.8 in the first quarter of 2016 principally reflected underwriting profits and investment income in the U.K., which is taxed at lower rates than the Canadian statutory rate. The tax rate differential on income and losses incurred outside Canada of $26.0 in the first quarter of 2015 principally reflected underwriting profits and realized and unrealized investment gains in the U.S. where the statutory income tax rate is significantly higher than the Canadian statutory income tax rate.
The change in unrecorded tax benefit of losses and temporary differences in the first quarters of 2016 and 2015 were primarily due to increases in unrecorded deferred tax assets in Canada of $43.2 and $5.4 respectively.

14.	Contingencies and Commitments

Lawsuit

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. By the end of 2013, the briefs of all parties in connection with this appeal had been filed. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.
Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.
Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, which could be administrative or penal, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to March 31, 2016
Investment in Sanmar Chemicals Group
On April 8, 2016 Fairfax India agreed to invest approximately $300 in the Sanmar Chemicals Group ("Sanmar") through a combination of equity and debt securities resulting in a 30% ownership interest. Fairfax India, given its current investment restrictions, will invest $250 in a first tranche and Fairfax India, Fairfax or another investor will invest $50 in a second tranche within 90 days after the expected closing of the first tranche in the second quarter of 2016. If the second tranche is not completed, Fairfax India’s equity interest in Sanmar will be reduced to 25%. Sanmar is one of the largest suspension PVC manufacturers in India.

Acquisition of Groupe St-Hubert Inc.
On March 31, 2016 Cara entered into an agreement to acquire a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for approximately $415 (Cdn$537). Closing of the transaction is subject to regulatory approvals and customary closing conditions, and is expected to occur by the end of the third quarter of 2016. St-Hubert is the province of Quebec's leading full-service restaurant operator as well as a fully integrated food manufacturer.

On April 15, 2016 Cara completed a private placement offering of 7,863,280 subscription receipts at a price of Cdn$29.25 per subscription receipt for gross proceeds of approximately $179 (Cdn$230) that will form part of the financing for the acquisition of St-Hubert. Each subscription receipt entitles the holder to receive one Cara subordinate voting share upon closing of the St-Hubert acquisition. Fairfax and its subsidiaries purchased 3,487,180 of the offered subscription receipts for approximately $79 (Cdn$102) to maintain Fairfax's equity interest and voting interest in Cara.

Investment in Bangalore International Airport Limited
On March 28, 2016 the company agreed to acquire a 33% equity interest in Bangalore International Airport Limited (“BIAL”) from Bangalore Airport & Infrastructure Developers Private Limited, a wholly-owned subsidiary of GVK Power and Infrastructure Limited, for approximately $325 (21.5 billion Indian rupees). Fairfax India, given its current investment restrictions, will invest $250, and Fairfax will invest the remainder. The transaction is expected to close in the second quarter of 2016. BIAL owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Acquisition of Eurolife ERB Insurance Group Holdings S.A.
On December 22, 2015 the company entered into an agreement with Eurobank Ergasias S.A. ("Eurobank") to acquire an 80% interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife") for a purchase price of approximately $360 (€316). Closing of the transaction is subject to governmental and regulatory approvals and customary closing conditions, and is expected to occur by the end of the second quarter of 2016. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is the third largest insurer in Greece, with gross written premiums of approximately €306 during 2015.
On March 22, 2016 Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, agreed to acquire a 40% indirect interest in Eurolife from Fairfax for a purchase price of approximately $180 (€158) concurrent with the closing of the acquisition described above. The company will have the ability to repurchase the shares owned by OMERS over time.

Acquisition of Eastern European Insurers
On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. (“Colonnade”), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian and Czech insurance operations were transferred to Colonnade on February 1, 2016 and April 1, 2016 respectively, with the transfer of the Slovakia equivalent expected to take place in the second quarter of 2016. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2016 compared to those identified at December 31, 2015, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2015, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2016 compared to December 31, 2015.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). Notwithstanding net purchases of long dated U.S. treasury bonds during the first quarter of 2016, there were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2016 compared to December 31, 2015.

	March 31, 2016			December 31, 2015
Issuer Credit Rating	Amortized Cost	Carrying value	%	Amortized Cost	Carrying value	%
AAA/Aaa	5,792.4	6,133.3	37.6	3,562.5	3,587.9	26.5
AA/Aa	5,220.4	6,336.5	38.8	5,100.6	6,125.8	45.3
A/A	712.8	807.6	5.0	566.4	647.6	4.8
BBB/Baa	1,233.9	1,333.0	8.2	1,288.6	1,368.9	10.1
BB/Ba	94.9	100.4	0.6	318.0	272.5	2.0
B/B	456.7	396.0	2.4	26.9	26.3	0.2
Lower than B/B and unrated	1,310.0	1,200.7	7.4	1,549.3	1,509.3	11.1
Total	14,821.1	16,307.5	100.0	12,412.3	13,538.3	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	March 31, 2016	December 31, 2015
Total derivative assets(1)	340.0	561.6
Impact of net settlement arrangements	(153.9)	(61.1)
Fair value of collateral deposited for the benefit of the company(2)	(103.4)	(285.2)
Excess collateral pledged by the company in favour of counterparties	70.6	39.3
Initial margin not held in segregated third party custodian accounts	46.4	59.8
Net derivative counterparty exposure after net settlement and collateral arrangements	199.7	314.4

(1)	Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)	Excludes $45.2 (December 31, 2015 - $8.1) of excess collateral pledged by counterparties.
The fair value of the collateral deposited for the benefit of the company at March 31, 2016 consisted of cash of $48.4 and government securities of $100.2 (December 31, 2015 - $28.7 and $264.6). The company had not exercised its right to sell or repledge collateral at March 31, 2016.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at March 31, 2016 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2016 compared to December 31, 2015.

The holding company's remaining known significant commitments for 2016 consist of payments of interest and corporate overhead expenses, preferred share dividends, income taxes and the investment in Eurolife and potential cash outflows related to derivative contracts (described below).

During the first quarter of 2016 the holding company received net cash of $61.6 (2015 - paid net cash of $36.2) and the insurance and reinsurance subsidiaries received net cash of $557.9 (2015 - paid net cash of $54.3) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk increased during the first quarter of 2016 due to net purchases of long dated U.S. treasury bonds. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2016 compared to December 31, 2015.

	March 31, 2016			December 31, 2015
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	13,494.1	(1,989.8)	(17.3)	11,560.9	(1,380.2)	(14.6)
100 basis point increase	14,757.3	(1,096.4)	(9.5)	12,467.2	(747.8)	(7.9)
No change	16,307.5	—	—	13,538.3	—	—
100 basis point decrease	18,238.3	1,365.2	11.8	14,867.4	927.7	9.8
200 basis point decrease	20,651.4	3,070.7	26.6	16,480.6	2,053.3	21.7

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at March 31, 2016 compared to December 31, 2015 are described below.
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes (Russell 2000 index, S&P 500, S&P/TSX 60 index and other equity indexes, collectively the "indexes", and individual equities) and equity index put options (S&P 500). The company's equity hedges provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.
At March 31, 2016 equity hedges with a notional amount of $7,049.9 (December 31, 2015 - $5,894.8) represented 107.2% (December 31, 2015 - 88.1%) of the company's equity and equity-related holdings of $6,575.7 (December 31, 2015 - $6,687.4). The increase in the equity hedge ratio resulted principally from the addition of $952.6 notional amount to the company's short positions in equity and equity index total return swaps and unrealized losses on equity and equity-related holdings.
One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at March 31, 2016 and December 31, 2015 and results of operations for the quarters ended March 31, 2016 and 2015:

	March 31, 2016		December 31, 2015		Quarter ended March 31, 2016	Quarter ended March 31, 2015
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Equity exposures:
Common stocks(1)	4,209.6	4,209.6	4,472.3	4,472.3	(320.3)	(7.6)
Preferred stocks – convertible	78.7	78.7	82.8	82.8	(4.0)	4.6
Bonds – convertible	688.1	688.1	701.5	701.5	(23.5)	(83.2)
Investments in associates(2)	1,436.6	1,601.7	1,280.6	1,406.5	—	—
Derivatives and other invested assets:
Equity total return swaps – long positions	162.0	26.4	149.4	(8.6)	12.2	(2.0)
Equity warrants and call options	0.7	0.7	0.8	0.8	—	187.7
Total equity and equity related holdings	6,575.7	6,605.2	6,687.4	6,655.3	(335.6)	99.5

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,557.9)	(114.7)	(1,491.7)	60.3	(34.1)	(4.8)
Equity index total return swaps – short positions	(5,492.0)	(440.0)	(4,403.1)	134.0	(69.5)	(164.8)
Equity index put options(3)	—	8.3	—	13.1	(4.8)	—
	(7,049.9)	(546.4)	(5,894.8)	207.4	(108.4)	(169.6)

Net exposure and financial effects	(474.2)		792.6		(444.0)	(70.1)

(1)
The company excludes other funds that are invested principally in fixed income securities (carrying value of $134.0 at March 31, 2016 (December 31, 2015 - $1,094.0)) when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)	As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2016 compared to December 31, 2015.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2016, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $16,165.6 compared to $15,370.4 at December 31, 2015. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2016	December 31, 2015
Holding company cash and investments (net of short sale and derivative obligations)	1,509.1	1,275.9

Long term debt – holding company	3,004.1	2,599.0
Long term debt – insurance and reinsurance companies	463.8	468.5
Long term debt – non-insurance companies	320.2	284.0
Total debt	3,788.1	3,351.5

Net debt	2,279.0	2,075.6

Common shareholders’ equity	9,247.5	8,952.5
Preferred stock	1,334.9	1,334.9
Non-controlling interests	1,795.1	1,731.5
Total equity	12,377.5	12,018.9

Net debt/total equity	18.4%	17.3%
Net debt/net total capital(1)	15.5%	14.7%
Total debt/total capital(2)	23.4%	21.8%
Interest coverage(3)	1.1x	3.9x
Interest and preferred share dividend distribution coverage(4)	0.8x	2.9x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the first quarter of 2016 the company made an additional investment in equity-accounted ICICI Lombard which was included in the Fairfax Asia reporting segment (see note 15 for further details). As described in notes 10 and 11, on March 2, 2016 the company issued 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, and on March 22, 2016 the company issued Cdn$400.0 principal amount of 4.50% Fairfax senior notes due 2023, both of which were included in Corporate and other. There were no other significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2016 compared to December 31, 2015.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	198.5	534.2	483.9	331.5	505.5	163.5	126.7	2,343.8	0.2	—	—	—	2,344.0
Intercompany	0.4	5.4	7.8	—	5.0	2.9	25.1	46.6	—	—	—	(46.6)	—
	198.9	539.6	491.7	331.5	510.5	166.4	151.8	2,390.4	0.2	—	—	(46.6)	2,344.0
Net premiums written	181.0	483.5	440.8	327.6	405.3	65.0	126.9	2,030.1	0.2	—	—	—	2,030.3
Net premiums earned
External	210.7	462.7	415.0	187.8	342.1	63.2	94.7	1,776.2	0.2	—	—	—	1,776.4
Intercompany	(1.5)	(1.3)	7.3	(0.5)	0.5	(12.8)	8.3	—	—	—	—	—	—
	209.2	461.4	422.3	187.3	342.6	50.4	103.0	1,776.2	0.2	—	—	—	1,776.4
Underwriting expenses	(206.3)	(416.7)	(412.3)	(156.2)	(328.9)	(38.6)	(95.5)	(1,654.5)	(23.1)	—	—	—	(1,677.6)
Underwriting profit (loss)	2.9	44.7	10.0	31.1	13.7	11.8	7.5	121.7	(22.9)	—	—	—	98.8
Interest income	12.1	41.4	19.8	8.5	18.1	6.1	10.6	116.6	16.5	7.8	(1.6)	—	139.3
Dividends	2.5	7.2	2.4	1.3	0.7	1.2	0.8	16.1	2.4	1.8	(0.2)	—	20.1
Investment expenses	(3.2)	(6.2)	(3.1)	(2.1)	(3.0)	(0.8)	(2.1)	(20.5)	(4.2)	(2.3)	(0.1)	20.5	(6.6)
Interest and dividends	11.4	42.4	19.1	7.7	15.8	6.5	9.3	112.2	14.7	7.3	(1.9)	20.5	152.8
Share of profit (loss) of associates	0.2	7.9	(1.4)	(3.1)	0.3	8.2	0.7	12.8	(6.8)	—	3.9	—	9.9
Other
Revenue	—	—	—	—	—	—	—	—	—	407.0	—	—	407.0
Expenses	—	—	—	—	—	—	—	—	—	(402.0)	—	—	(402.0)
	—	—	—	—	—	—	—	—	—	5.0	—	—	5.0
Operating income (loss)	14.5	95.0	27.7	35.7	29.8	26.5	17.5	246.7	(15.0)	12.3	2.0	20.5	266.5
Net gains (losses) on investments	(90.0)	(10.8)	36.9	(30.3)	89.1	(19.2)	(27.3)	(51.6)	(35.8)	(1.0)	(71.2)	—	(159.6)
Interest expense	—	(0.7)	(0.4)	(0.8)	(3.8)	—	(1.1)	(6.8)	—	(5.0)	(43.4)		(55.2)
Corporate overhead	(1.6)	(7.2)	(4.6)	(2.1)	(2.3)	—	—	(17.8)	—	—	(9.3)	(20.5)	(47.6)
Pre-tax income (loss)	(77.1)	76.3	59.6	2.5	112.8	7.3	(10.9)	170.5	(50.8)	6.3	(121.9)	—	4.1
Income taxes													(20.8)
Net loss													(16.7)

Attributable to:
Shareholders of Fairfax													(51.0)
Non-controlling interests													34.3
													(16.7)

Quarter ended March 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	262.4	613.8	430.1	313.7	—	175.4	179.0	1,974.4	89.8	—	—	—	2,064.2
Intercompany	0.2	6.9	2.7	—	—	(1.0)	38.0	46.8	59.4	—	—	(106.2)	—
	262.6	620.7	432.8	313.7	—	174.4	217.0	2,021.2	149.2	—	—	(106.2)	2,064.2
Net premiums written	181.3	563.4	378.0	309.8	—	75.9	174.7	1,683.1	149.0	—	—	—	1,832.1
Net premiums earned
External	274.9	538.2	336.9	179.2	—	81.6	111.7	1,522.5	89.6	—	—	—	1,612.1
Intercompany	(62.1)	(0.1)	(1.4)	(0.3)	—	(13.3)	17.8	(59.4)	59.4	—	—	—	—
	212.8	538.1	335.5	178.9	—	68.3	129.5	1,463.1	149.0	—	—	—	1,612.1
Underwriting expenses	(206.4)	(479.8)	(330.9)	(139.0)	—	(62.0)	(118.2)	(1,336.3)	(183.1)	—	—	—	(1,519.4)
Underwriting profit (loss)	6.4	58.3	4.6	39.9	—	6.3	11.3	126.8	(34.1)	—	—	—	92.7
Interest income	5.9	39.9	11.8	7.1	—	5.4	8.7	78.8	18.6	4.9	(7.3)	—	95.0
Dividends	3.5	10.0	3.1	1.5	—	1.3	1.7	21.1	3.8	1.9	—	—	26.8
Investment expenses	(3.1)	(7.5)	(3.3)	(1.9)	—	(0.7)	(3.0)	(19.5)	(3.4)	(1.2)	(0.9)	17.4	(7.6)
Interest and dividends	6.3	42.4	11.6	6.7	—	6.0	7.4	80.4	19.0	5.6	(8.2)	17.4	114.2
Share of profit (loss) of associates	3.7	6.7	2.0	0.1	—	14.6	1.8	28.9	2.0	1.3	(1.4)	—	30.8
Other
Revenue	—	—	—	—	—	—	—	—	—	454.3	—	—	454.3
Expenses	—	—	—	—	—	—	—	—	—	(442.5)	—	—	(442.5)
	—	—	—	—	—	—	—	—	—	11.8	—	—	11.8
Operating income (loss)	16.4	107.4	18.2	46.7	—	26.9	20.5	236.1	(13.1)	18.7	(9.6)	17.4	249.5
Net gains (losses) on investments	45.5	(40.2)	19.0	6.7	—	9.8	13.0	53.8	28.2	8.0	86.5	—	176.5
Interest expense	—	(2.8)	(0.3)	(0.8)	—	—	(1.0)	(4.9)	—	(3.0)	(43.6)	—	(51.5)
Corporate overhead	(2.3)	(5.7)	(4.0)	(2.2)	—	—	—	(14.2)	—	—	(12.0)	(17.4)	(43.6)
Pre-tax income	59.6	58.7	32.9	50.4	—	36.7	32.5	270.8	15.1	23.7	21.3	—	330.9
Income taxes													(94.8)
Net earnings													236.1

Attributable to:
Shareholders of Fairfax													225.2
Non-controlling interests													10.9
													236.1

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First quarter
	2016	2015
Losses and loss adjustment expenses	960.8	945.3
Wages and salaries	289.1	241.7
Other reporting segment cost of sales	216.5	284.2
Employee benefits	73.3	64.5
Depreciation, amortization and impairment charges	38.1	26.2
Operating lease costs	37.8	26.0
Information technology costs	26.6	19.3
Audit, legal and tax professional fees	25.7	19.7
Premium taxes	24.7	20.1
Share-based payments to directors and employees	14.3	9.4
Other reporting segment marketing costs	9.9	5.7
Restructuring costs	1.1	0.9
Administrative expense and other	91.3	99.3
	1,809.2	1,762.3

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	March 31, 2016	December 31, 2015
Holding company cash and investments:
Cash and balances with banks	94.2	151.5
Treasury bills and other eligible bills	186.5	70.9
	280.7	222.4
Subsidiary cash and short term investments:
Cash and balances with banks	1,196.7	1,628.4
Treasury bills and other eligible bills	1,709.5	1,599.3
	2,906.2	3,227.7
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	6.5	7.7

Fairfax India: cash and balances with banks	296.8	22.0

Cash and cash equivalents included in the consolidated balance sheets	3,490.2	3,479.8

Less: Cash and cash equivalents - restricted (1)
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	209.1	152.2
Treasury bills and other eligible bills	147.6	202.0
	356.7	354.2

Cash and cash equivalents included in the consolidated statements of cash flows	3,133.5	3,125.6

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First quarter
	2016	2015
(a) Net (purchases) sales of investments classified as FVTPL
Short term investments	816.6	(248.2)
Bonds	(1,446.1)	(595.8)
Preferred stocks	(67.5)	45.0
Common stocks	(41.3)	(107.3)
Derivatives and short sales	573.4	73.5
	(164.9)	(832.8)

(b) Net interest and dividends received
Interest and dividends received	192.4	138.3
Interest paid	(37.2)	(23.7)
	155.2	114.6

(c) Net income taxes paid	(69.2)	(59.4)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 28, 2016)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three months ended March 31, 2016, and the notes to the MD&A contained in the company's 2015 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-IFRS measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-IFRS measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(4)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(5)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(6)
Additional IFRS measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(7)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, please see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2016.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the quarters ended March 31, 2016 and 2015 are shown in the table that follows.

	First quarter
	2016	2015
Net premiums earned - Insurance and Reinsurance
Northbridge	209.2	212.8
OdysseyRe	461.4	538.1
Crum & Forster	422.3	335.5
Zenith National	187.3	178.9
Brit(1)	342.6	—
Fairfax Asia	50.4	68.3
Other	103.0	129.5
	1,776.2	1,463.1
Runoff	0.2	149.0
	1,776.4	1,612.1
Interest and dividends	162.7	145.0
Net gains (losses) on investments	(159.6)	176.5
Other(2)	407.0	454.3
	2,186.5	2,387.9

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Other revenue primarily comprises the revenue earned by Ridley (sold on June 18, 2015), William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India, Quess Corp, Sterling Resorts, Pethealth, Fairfax India (since its initial public offering on January 30, 2015), Cara (acquired on April 10, 2015) and NCML (acquired on August 19, 2015).

Revenue of $2,186.5 in the first quarter of 2016 decreased from $2,387.9 in the first quarter of 2015 principally as a result of net losses on investments and decreased other revenue, partially offset by increased net premiums earned and higher interest and dividends. An analysis of consolidated interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the quarters ended March 31, 2016 and 2015 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2016 reflected increases at Crum & Forster ($86.8, 25.9%) and Zenith National ($8.4, 4.7%) and the consolidation of the net premiums earned by Brit ($342.6), partially offset by decreases at OdysseyRe ($76.7, 14.3%), Insurance and Reinsurance – Other ($26.5, 20.5%), Fairfax Asia ($17.9, 26.2%) and Northbridge ($3.6, 1.7% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff of $149.0 in the first quarter of 2015 principally reflected the impact of the AXA Canada and first quarter 2015 APH reinsurance transactions of $59.8 and $89.0 respectively. These reinsurance transactions are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.
The decrease in other revenue from $454.3 in the first quarter of 2015 to $407.0 in the first quarter of 2016 principally reflected the divestiture of Ridley on June 18, 2015, partially offset by the impact of the consolidation of Cara (acquired on April 10, 2015) and increased revenue at Quess Corp.

Net premiums written by the company's insurance and reinsurance operations for the quarters ended March 31, 2016 and 2015 are shown in the table that follows.

	First quarter
Net premiums written	2016	2015	% change year-over-year
Northbridge	181.0	181.3	(0.2)
OdysseyRe	483.5	563.4	(14.2)
Crum & Forster	440.8	378.0	16.6
Zenith National	327.6	309.8	5.7
Brit	405.3	—	n.a.
Fairfax Asia	65.0	75.9	(14.4)
Other	126.9	174.7	(27.4)
Insurance and reinsurance operations	2,030.1	1,683.1	20.6
Insurance and reinsurance operations excluding Brit	1,624.8	1,683.1	(3.5)

Northbridge’s net premiums written decreased by 0.2% in the first quarter of 2016 as the impact of the strengthening of the U.S. dollar relative to the Canadian dollar exceeded the underlying increase in net premiums written expressed in Canadian dollars. In Canadian dollar terms, Northbridge’s net premiums written increased by 10.3% primarily due to increased renewals, new business and modest price increases across the group.

OdysseyRe’s net premiums written decreased by 14.2% in the first quarter of 2016, primarily reflecting the impact of non-renewal on June 1, 2015 of a Florida property quota share reinsurance contract (following the cedent's decision to retain all the risk associated with that contract), the unfavourable impact of foreign currency translation on OdysseyRe's EuroAsia division, lower writings generally across several lines of business due to competitive market conditions and purchases of property catastrophe excess of loss reinsurance at favourable pricing which will significantly mitigate the impact of small to medium-sized catastrophe events in OdysseyRe's U.S. and international operations.
Crum & Forster's net premiums written increased by 16.6% in the first quarter of 2016, primarily reflecting growth across almost every line of business within the Crum & Forster division, and in Crum & Forster's accident and health line of business, the incremental contributions from the Redwoods and Brownyard acquisitions and the impact of reduced reinsurance costs.
Zenith National's net premiums written increased by 5.7% in the first quarter of 2016, primarily reflecting an increase in exposure, partially offset by modest price decreases.

Net premiums written by Fairfax Asia decreased by 14.4% in the first quarter of 2016, primarily reflecting lower writings at First Capital (marine hull, health, engineering and workers' compensation lines of business), the impact of the Pacific Insurance loss portfolio transfer (described in more detail in the Components of Net Earnings section of this MD&A under the heading Fairfax Asia) which reduced net premiums written by $15.6, partially offset by increased retention in First Capital's commercial automobile line of business (principally due to a reduction in cessions to Group Re).

Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 27.4% in the first quarter of 2016, primarily reflecting decreases at Polish Re (principally the non-recurring impact of the QBE loss portfolio transfer in the first quarter of 2015), Group Re (following the cancellation in the fourth quarter of 2015 of a quota share reinsurance agreement between Group Re and Fairfax Asia (First Capital) which incepted on January 1, 2015 in respect of commercial automobile business) and Fairfax Brasil (primarily the unfavourable impact of foreign currency translation).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the quarters ended March 31, 2016 and 2015. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains (losses) before equity hedges, net change in unrealized gains (losses) before equity hedges and equity hedging net losses are each shown separately to present more meaningfully the results of the company's investment management strategies.

	First quarter
Combined ratios - Insurance and Reinsurance	2016	2015
Northbridge	98.6%	97.0%
OdysseyRe	90.3%	89.2%
Crum & Forster	97.6%	98.6%
Zenith National	83.4%	77.7%
Brit(1)	96.0%	—
Fairfax Asia	76.5%	90.8%
Other	92.7%	91.2%
Consolidated	93.1%	91.3%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	2.9	6.4
OdysseyRe	44.7	58.3
Crum & Forster	10.0	4.6
Zenith National	31.1	39.9
Brit(1)	13.7	—
Fairfax Asia	11.8	6.3
Other	7.5	11.3
Underwriting profit	121.7	126.8
Interest and dividends - insurance and reinsurance	125.0	109.3
Operating income	246.7	236.1
Runoff (excluding net gains (losses) on investments)	(15.0)	(13.1)
Other reporting segment	12.3	18.7
Interest expense	(55.2)	(51.5)
Corporate overhead and other	(25.1)	(35.8)
Pre-tax income before net gains (losses) on investments	163.7	154.4
Net realized gains (losses) before equity hedges	(183.6)	482.1
Pre-tax income (loss) including net realized gains (losses) before equity hedges	(19.9)	636.5
Net change in unrealized gains (losses) before equity hedges	132.4	(136.0)
Equity hedging net losses	(108.4)	(169.6)
Pre-tax income	4.1	330.9
Income taxes	(20.8)	(94.8)
Net earnings (loss)	(16.7)	236.1

Attributable to:
Shareholders of Fairfax	(51.0)	225.2
Non-controlling interests	34.3	10.9
	(16.7)	236.1

Net earnings (loss) per share	$(2.76)	$9.92
Net earnings (loss) per diluted share	$(2.76)	$9.71
Cash dividends paid per share	$10.00	$10.00

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

The company's insurance and reinsurance operations produced an underwriting profit of $121.7 (combined ratio of 93.1%) in the first quarter of 2016 compared to $126.8 (combined ratio of 91.3%) in the first quarter of 2015. The increase in the combined ratio in the first quarter of 2016 principally reflected increases in the commission expense ratio and the underwriting expense ratio. The following table presents the components of the company's combined ratios for the quarters ended March 31, 2016 and 2015:

	First quarter
	2016	2015
Underwriting profit	121.7	126.8

Loss & LAE - accident year	62.3%	62.6%
Commissions	17.9%	16.5%
Underwriting expense	17.7%	16.8%
Combined ratio - accident year	97.9%	95.9%
Net favourable development	(4.8)%	(4.6)%
Combined ratio - calendar year	93.1%	91.3%

Net favourable prior year reserve development for the quarters ended March 31, 2016 and 2015 was comprised as follows:

	First quarter
Insurance and Reinsurance	2016	2015
Northbridge	0.7	1.2
OdysseyRe	(34.5)	(11.2)
Zenith National	(24.2)	(36.2)
Fairfax Asia	(13.7)	(4.2)
Other	(13.8)	(17.4)
	(85.5)	(67.8)

The combined ratio in the first quarter of 2016 included 1.8 combined ratio points ($31.2) of attritional current period catastrophe losses compared to 1.9 combined ratio points ($27.8) in the first quarter of 2015.
The commission expense ratio increased from 16.5% in the first quarter of 2015 to 17.9% in the first quarter of 2016 primarily due to the consolidation of Brit which has a commission expense ratio that is generally higher than Fairfax's other operating companies (commission rates on the Lloyd's platform tend to be higher than typical non-Lloyd's insurance and reinsurance arrangements) and also reflected reductions in ceding commissions earned on earned premiums ceded to reinsurers at Crum & Forster and Northbridge.
The underwriting expense ratio increased from 16.8% in the first quarter of 2015 to 17.7% in the first quarter of 2016, principally as a result of lower net premiums earned at OdysseyRe and Fairfax Asia. Underwriting expenses in the first quarter of 2016 increased by 4.4% (excluding Brit's underwriting expenses of $56.8), primarily reflecting increased operating expenses at Crum & Forster consistent with its growth in net premiums earned.
Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $321.0 in the first quarter of 2015 to $388.4 in the first quarter of 2016 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the consolidation of the operating expenses of Brit).
Other expenses decreased from $442.5 in the first quarter of 2015 to $402.0 in the first quarter of 2016, principally reflecting the sale of Ridley on June 18, 2015, partially offset by the consolidation of the other expenses of Cara (acquired on April 10, 2015) and increased other expenses at Quess Corp. (consistent with its growth in revenue) and Thomas Cook India.
The company reported a net loss attributable to shareholders of Fairfax of $51.0 (net loss of $2.76 per basic share and diluted share) in the first quarter of 2016 compared to net earnings attributable to shareholders of Fairfax of $225.2 (net earnings of $9.92 per basic share and $9.71 per diluted share) in the first quarter of 2015. The year-over-year decrease in profitability primarily reflected net losses on investments in the first quarter of 2016 (compared to net gains on investments in the first quarter of 2015), partially offset by the lower provision for income taxes and increased interest and dividend income.
Common shareholders’ equity increased from $8,952.5 at December 31, 2015 to $9,247.5 at March 31, 2016, primarily reflecting net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5) and other comprehensive income of $72.4 (primarily related to net unrealized foreign currency translation gains on foreign operations of $66.9), partially offset by the payment of dividends on the company's common and preferred shares ($238.9) and the net loss attributable to shareholders of Fairfax ($51.0). Common shareholders’ equity at March 31, 2016 was $9,247.5 or $398.83 per basic share compared to $8,952.5 or $403.01 per basic share at December 31, 2015, representing a decrease per basic share in the first quarter of 2016 of 1.0% (an increase of 1.4% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2016).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the quarters ended March 31, 2016 and 2015. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended March 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	198.9	539.6	491.7	331.5	510.5	166.4	151.8	2,390.4	0.2	—	—	(46.6)	2,344.0
Net premiums written	181.0	483.5	440.8	327.6	405.3	65.0	126.9	2,030.1	0.2	—	—	—	2,030.3
Net premiums earned	209.2	461.4	422.3	187.3	342.6	50.4	103.0	1,776.2	0.2	—	—	—	1,776.4
Underwriting profit (loss)	2.9	44.7	10.0	31.1	13.7	11.8	7.5	121.7	(22.9)	—	—	—	98.8
Interest and dividends	11.6	50.3	17.7	4.6	16.1	14.7	10.0	125.0	7.9	7.3	2.0	20.5	162.7
Operating income (loss)	14.5	95.0	27.7	35.7	29.8	26.5	17.5	246.7	(15.0)	7.3	2.0	20.5	261.5
Net gains (losses) on investments	(90.0)	(10.8)	36.9	(30.3)	89.1	(19.2)	(27.3)	(51.6)	(35.8)	(1.0)	(71.2)	—	(159.6)
Other reporting segment	—	—	—	—	—	—	—	—	—	5.0	—	—	5.0
Interest expense	—	(0.7)	(0.4)	(0.8)	(3.8)	—	(1.1)	(6.8)	—	(5.0)	(43.4)	—	(55.2)
Corporate overhead and other	(1.6)	(7.2)	(4.6)	(2.1)	(2.3)	—	—	(17.8)	—	—	(9.3)	(20.5)	(47.6)
Pre-tax income (loss)	(77.1)	76.3	59.6	2.5	112.8	7.3	(10.9)	170.5	(50.8)	6.3	(121.9)	—	4.1
Income taxes													(20.8)
Net loss													(16.7)

Attributable to:
Shareholders of Fairfax													(51.0)
Non-controlling interests													34.3
													(16.7)

Quarter ended March 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	262.6	620.7	432.8	313.7	—	174.4	217.0	2,021.2	149.2	—	—	(106.2)	2,064.2
Net premiums written	181.3	563.4	378.0	309.8	—	75.9	174.7	1,683.1	149.0	—	—	—	1,832.1
Net premiums earned	212.8	538.1	335.5	178.9	—	68.3	129.5	1,463.1	149.0	—	—	—	1,612.1
Underwriting profit (loss)	6.4	58.3	4.6	39.9	—	6.3	11.3	126.8	(34.1)	—	—	—	92.7
Interest and dividends	10.0	49.1	13.6	6.8	—	20.6	9.2	109.3	21.0	6.9	(9.6)	17.4	145.0
Operating income (loss)	16.4	107.4	18.2	46.7	—	26.9	20.5	236.1	(13.1)	6.9	(9.6)	17.4	237.7
Net gains (losses) on investments	45.5	(40.2)	19.0	6.7	—	9.8	13.0	53.8	28.2	8.0	86.5	—	176.5
Other reporting segment	—	—	—	—	—	—	—	—	—	11.8	—	—	11.8
Interest expense	—	(2.8)	(0.3)	(0.8)	—	—	(1.0)	(4.9)	—	(3.0)	(43.6)	—	(51.5)
Corporate overhead and other	(2.3)	(5.7)	(4.0)	(2.2)	—	—	—	(14.2)	—	—	(12.0)	(17.4)	(43.6)
Pre-tax income	59.6	58.7	32.9	50.4	—	36.7	32.5	270.8	15.1	23.7	21.3	—	330.9
Income taxes													(94.8)
Net earnings													236.1

Attributable to:
Shareholders of Fairfax													225.2
Non-controlling interests													10.9
													236.1

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the quarters ended March 31, 2016 and 2015.
Northbridge

	Cdn$
	First quarter		First quarter
	2016	2015	2016	2015
Underwriting profit	4.0	7.9	2.9	6.4

Loss & LAE - accident year	63.1%	64.0%	63.1%	64.0%
Commissions	16.7%	14.9%	16.7%	14.9%
Underwriting expenses	18.5%	17.5%	18.5%	17.5%
Combined ratio - accident year	98.3%	96.4%	98.3%	96.4%
Net adverse development	0.3%	0.6%	0.3%	0.6%
Combined ratio - calendar year	98.6%	97.0%	98.6%	97.0%

Gross premiums written	272.7	325.9	198.9	262.6
Net premiums written	248.2	225.0	181.0	181.3
Net premiums earned	286.8	264.2	209.2	212.8
Underwriting profit	4.0	7.9	2.9	6.4
Interest and dividends	15.9	12.5	11.6	10.0
Operating income	19.9	20.4	14.5	16.4
Net gains (losses) on investments	(123.4)	56.4	(90.0)	45.5
Pre-tax income (loss) before interest and other	(103.5)	76.8	(75.5)	61.9
The average U.S. dollar foreign exchange rate (relative to the Canadian dollar) strengthened by 9.5% in the first quarter of 2016 compared to the first quarter of 2015. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
In the first quarter of 2015 Northbridge assumed gross premiums written of Cdn$74.2 ($59.8) and gross losses on claims of Cdn$70.1 ($56.5) in connection with the "AXA Canada reinsurance transaction" as described in the Components of Net Earnings section of this MD&A under the heading Runoff. Northbridge fully retroceded these amounts to Runoff and received a commission of Cdn$1.8 ($1.5) from Runoff for fronting this transaction.
Northbridge reported an underwriting profit of Cdn$4.0 and a combined ratio of 98.6% in the first quarter of 2016 compared to Cdn$7.9 and 97.0% in the first quarter of 2015. The year-over-year decrease in underwriting profit principally reflected higher underwriting and commission expenses, partially offset by the impact of higher net premiums earned and improved non-catastrophe loss experience related to the current accident year (primarily due to improved results in commercial automobile and personal property lines of business). Net prior year reserve development and current period catastrophe losses were nominal in the first quarters of 2016 and 2015.
Northbridge's commission expense ratio increased from 14.9% in the first quarter of 2015 to 16.7% in the first quarter of 2016 primarily as a result of commission expense adjustments in the first quarter of 2016 and the impact of non-recurring commission revenue earned in the first quarter of 2015 related to the AXA Canada reinsurance transaction described earlier in this section. Northbridge's underwriting expense ratio increased from 17.5% in the first quarter of 2015 to 18.5% in the first quarter of 2016 primarily as a result of the impact of a favourable ruling from taxation authorities in the first quarter of 2015 that resulted in the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers and higher information technology project costs in the first quarter of 2016.
Excluding the impact of the AXA Canada reinsurance transaction, gross premiums written increased 8.3% from Cdn$251.7 in the first quarter of 2015 to Cdn$272.7 in the first quarter of 2016 primarily due to increased renewals, new business and modest price increases across the group. Net premiums written increased by 10.3% in the first quarter of 2016, reflecting many of the same factors which affected gross premiums written and also included the impact of reduced reinsurance costs. Net premiums earned increased by 8.6% in the first quarter of 2016, consistent with the growth in net premiums written.
Net losses on investments in the first quarter of 2016 (as set out in the Investments section of this MD&A) and lower underwriting profit, partially offset by increased interest and dividend income (reflecting higher interest income earned on bonds and common stock dividends following the partial reinvestment in 2015 of cash into those asset classes), produced a pre-tax loss before interest and other of Cdn$103.5 in the first quarter of 2016 compared to pre-tax income before interest and other of Cdn$76.8 in the first quarter of 2015.

Northbridge's cash resources, excluding the impact of foreign currency translation, decreased by Cdn$376.9 ($274.9) in the first quarter of 2016 compared to a decrease of Cdn$316.0 ($254.6) in the first quarter of 2015. Cash used in operating activities (excluding operating cash flow activity related to investments classified as FVTPL) decreased from Cdn$20.6 ($16.6) in the first quarter of 2015 to Cdn$16.7 ($12.2) in the first quarter of 2016, with the improvement primarily due to lower net paid losses.

OdysseyRe(1)

	First quarter
	2016	2015
Underwriting profit	44.7	58.3

Loss & LAE - accident year	62.4%	57.4%
Commissions	22.7%	22.1%
Underwriting expenses	12.7%	11.8%
Combined ratio - accident year	97.8%	91.3%
Net favourable development	(7.5)%	(2.1)%
Combined ratio - calendar year	90.3%	89.2%

Gross premiums written	539.6	620.7
Net premiums written	483.5	563.4
Net premiums earned	461.4	538.1
Underwriting profit	44.7	58.3
Interest and dividends	50.3	49.1
Operating income	95.0	107.4
Net losses on investments	(10.8)	(40.2)
Pre-tax income before interest and other	84.2	67.2

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. The acquisition of Euclid, which produces annual gross premiums written of approximately $15 will ensure that Hudson Insurance has the opportunity to participate on future renewals of this business.
OdysseyRe reported an underwriting profit of $44.7 and a combined ratio of 90.3% in the first quarter of 2016 compared to $58.3 and 89.2% in the first quarter of 2015. The decrease in underwriting profit in the first quarter of 2016 principally resulted from a decrease in net premiums earned, lower writings of higher margin property catastrophe business and continued rate pressure, partially offset by increased net favourable prior year reserve development.
OdysseyRe's combined ratio in the first quarter of 2016 included 7.5 combined ratio points ($34.5) of net favourable prior year reserve development (principally related to property catastrophe loss reserves) compared to 2.1 combined ratio points ($11.2) in the first quarter of 2015 (primarily related to property catastrophe and non-catastrophe property loss reserves). The combined ratios in the first quarters of 2016 and 2015 included 5.8 combined ratio points ($26.7) and 4.2 combined ratio points ($22.8) respectively of attritional current period catastrophe losses. OdysseyRe's underwriting expense ratio increased from 11.8% in the first quarter of 2015 to 12.7% in the first quarter of 2016 principally due to the decrease in net premiums earned.

Gross premiums written decreased by 13.1% in the first quarter of 2016 principally reflecting the impact of the non-renewal on June 1, 2015 of a Florida property quota share reinsurance contract (following the cedent's decision to retain all the risk associated with the contract), the unfavourable impact of foreign currency translation on OdysseyRe's EuroAsia division and lower writings generally across several lines of business due to competitive market conditions. Net premiums written decreased by 14.2% in the first quarter of 2016 consistent with the decrease in gross premiums written and also reflected the impact of purchases of property catastrophe excess of loss reinsurance at favourable pricing, which will significantly mitigate the impact of small to medium-sized catastrophe events on OdysseyRe's U.S. and international operations. Net premiums earned decreased by 14.3% in the first quarter of 2016 consistent with the decrease in net premiums written.

Lower net losses on investments (as set out in the Investments section of this MD&A) and a modest increase in interest and dividend income, partially offset by lower underwriting profit, produced pre-tax income before interest and other of $84.2 in the first quarter of 2016 compared to $67.2 in the first quarter of 2015.

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $13.0 in the first quarter of 2016 compared to a decrease of $73.5 in the first quarter of 2015. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) in the first quarter of 2016 was $28.8 compared to cash used in operating activities of $60.2 in the first quarter of 2015 with the year-over-year improvement principally reflecting the impact of decreased taxes paid and lower investment expenses.

Crum & Forster

	First quarter
	2016	2015
Underwriting profit	10.0	4.6

Loss & LAE - accident year	63.1%	63.9%
Commissions	15.6%	14.3%
Underwriting expenses	18.9%	20.4%
Combined ratio - accident year	97.6%	98.6%
Net favourable development	—	—
Combined ratio - calendar year	97.6%	98.6%

Gross premiums written	491.7	432.8
Net premiums written	440.8	378.0
Net premiums earned	422.3	335.5
Underwriting profit	10.0	4.6
Interest and dividends	17.7	13.6
Operating income	27.7	18.2
Net gains on investments	36.9	19.0
Pre-tax income before interest and other	64.6	37.2

In 2015 Crum & Forster completed the following acquisitions: Travel Insured International, Inc. ("TII" - a leading travel insurance provider that specializes in offering travel insurance protection acquired on October 8, 2015); Brownyard Programs, Ltd. ("Brownyard" - a specialist in writing and servicing security guard and security services business insurance acquired on October 30, 2015); and, The Redwoods Group, Inc. (“Redwoods” - a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps acquired on April 10, 2015). These acquisitions produce annual gross premiums written of approximately $50, $15 and $50, respectively and will complement Crum & Forster’s existing footprint in each of these lines of business.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty (the "significant commutation"). The commutation reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0. The initial effects of the significant commutation had no effect on the income statement but funds held interest expense (a component of interest and dividends) is expected to be reduced in future periods by approximately $20 annually.

Crum & Forster reported an underwriting profit of $10.0 and a combined ratio of 97.6% in the first quarter of 2016 compared to an underwriting profit of $4.6 and a combined ratio of 98.6% in the first quarter of 2015. The year-over-year increase in underwriting profit principally reflected the impact of higher net premiums earned.

Current period catastrophe losses were $2.0 (0.5 of a combined ratio point) in the first quarter of 2016 compared to $5.0 (1.5 combined ratio points) in the first quarter of 2015. There was no net prior year reserve development in the first quarters of 2016 or 2015. The increase in Crum & Forster's commission expense ratio from 14.3% in the first quarter of 2015 to 15.6% in the first quarter of 2016 primarily reflected reductions in ceding commissions earned on earned premiums ceded to reinsurers as a result of the increase in retentions that occurred in 2015. The decrease in Crum & Forster's underwriting expense ratio from 20.4% in the first quarter of 2015 to 18.9% in the first quarter of 2016 primarily reflected the effect of increased net premiums earned, partially offset by increased underwriting expenses (principally personnel costs associated with acquisitions and new business initiatives).
Gross premiums written increased by 13.6% in the first quarter of 2016, principally reflecting growth across almost every line of business within the Crum & Forster division, growth in Crum & Forster's accident and health line of business and the incremental contributions from Redwoods ($12.6) and Brownyard ($2.7). Net premiums written increased by 16.6% in the first quarter of 2016, consistent with the growth in gross premiums written and also reflected the impact of reduced reinsurance costs. The growth in net premiums earned of 25.9% in the first quarter of 2016 was consistent with the growth in net premiums written.
Interest and dividends increased from $13.6 in the first quarter of 2015 to $17.7 in the first quarter of 2016 reflecting increased interest income earned on higher yielding fixed income investments owned year-over-year and lower funds held interest expense related to the significant commutation (described earlier in this section), partially offset by lower share of profit of associates.

The increase in net gains on investments (as set out in the Investments section of this MD&A), the year-over-year improvement in underwriting profitability and higher interest and dividend income, produced pre-tax income before interest and other of $64.6 in the first quarter of 2016 compared to $37.2 in the first quarter of 2015.
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $24.4 in the first quarter of 2016 compared to a decrease of $17.7 in the first quarter of 2015. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) increased from $26.2 in the first quarter of 2015 to $57.8 in the first quarter of 2016 primarily as a result of increased net cash flow from underwriting.

Zenith National (1)

	First quarter
	2016	2015
Underwriting profit	31.1	39.9

Loss & LAE - accident year	59.6%	60.8%
Commissions	9.9%	9.9%
Underwriting expenses	26.8%	27.2%
Combined ratio - accident year	96.3%	97.9%
Net favourable development	(12.9)%	(20.2)%
Combined ratio - calendar year	83.4%	77.7%

Gross premiums written	331.5	313.7
Net premiums written	327.6	309.8
Net premiums earned	187.3	178.9
Underwriting profit	31.1	39.9
Interest and dividends	4.6	6.8
Operating income	35.7	46.7
Net gains (losses) on investments	(30.3)	6.7
Pre-tax income before interest and other	5.4	53.4

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $31.1 and a combined ratio of 83.4% in the first quarter of 2016 compared to $39.9 and 77.7% in the first quarter of 2015. Net premiums earned increased from $178.9 in the first quarter of 2015 to $187.3 in the first quarter of 2016 primarily as a result of an increase in exposure, partially offset by modest earned price decreases.
The increase in Zenith National’s combined ratio in the first quarter of 2016 compared to the first quarter of 2015 principally reflected lower net favourable development of prior years' reserves of 12.9 percentage points in the first quarter of 2016 (reflecting net favourable emergence principally related to accident years 2012 through 2015) compared to 20.2 percentage points in the first quarter of 2015 (reflecting net favourable emergence principally related to accident years 2007 through 2014). The estimated accident year loss and LAE ratio in the first quarter of 2016 was comparable to the estimated accident year loss and LAE ratio in the first quarter of 2015 and reflected favourable loss development trends for accident year 2015 emerging in 2016, partially offset by modest earned price decreases and estimated loss trends for accident year 2016.
Net losses on investments in the first quarter of 2016 (as set out in the Investments section of this MD&A), slightly lower interest and dividend income (principally reflecting increased share of loss of associates), and the decrease in underwriting profit, produced pre-tax income before interest and other of $5.4 in the first quarter of 2016 compared to $53.4 in the first quarter of 2015.
At March 31, 2016 Zenith National had unrestricted cash and cash equivalents of $18.0. Cash provided by operating activities (excluding operating cash flow activity related to investments classified as FVTPL) of $35.5 in the first quarter of 2016 was comparable to the $36.4 in the first quarter of 2015.

Brit

First quarter
2016
Underwriting profit	13.7

Loss & LAE - accident year	58.6%
Commissions	20.8%
Underwriting expenses	16.6%
Combined ratio - accident year	96.0%
Net favourable development	—
Combined ratio - calendar year	96.0%

Gross premiums written	510.5
Net premiums written	405.3
Net premiums earned	342.6
Underwriting profit	13.7
Interest and dividends	16.1
Operating income	29.8
Net gains on investments	89.1
Pre-tax income before interest and other	118.9

On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and acquired the remaining 3.0% by July 8, 2015. On June 29, 2015 the company sold 29.9% of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario. The company will have the ability to repurchase the shares owned by OMERS over time. Brit is a leading specialty insurer operating globally on the Lloyd's of London platform.

Brit reported an underwriting profit of $13.7 and a combined ratio of 96.0% in the first quarter of 2016. There was no net prior year reserve development or current period catastrophe losses in the first quarter of 2016. Non-catastrophe underwriting margins related to the current accident year continue to reflect the increased competition, pricing pressures and market conditions that existed prior to the acquisition by Fairfax. Net premiums written of $405.3 in the first quarter of 2016 was impacted by a combination of factors, including underwriting discipline, rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty and casualty treaty lines of business) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years.

The combination of net gains on investments (as set out in the Investments section of this MD&A), underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $118.9 in the first quarter of 2016.

Fairfax Asia

	First quarter
	2016	2015
Underwriting profit	11.8	6.3

Loss & LAE - accident year	81.3%	77.7%
Commissions	(1.0)%	1.3%
Underwriting expenses	23.5%	18.0%
Combined ratio - accident year	103.8%	97.0%
Net favourable development	(27.3)%	(6.2)%
Combined ratio - calendar year	76.5%	90.8%

Gross premiums written	166.4	174.4
Net premiums written	65.0	75.9
Net premiums earned	50.4	68.3
Underwriting profit	11.8	6.3
Interest and dividends	14.7	20.6
Operating income	26.5	26.9
Net gains (losses) on investments	(19.2)	9.8
Pre-tax income before interest and other	7.3	36.7

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross written premiums of approximately $1 billion for its fiscal year ended March 31, 2015.
On September 18, 2015 Fairfax Asia acquired a 35.0% ownership interest in Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation (“BIC”) for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network. BIC is recorded under the equity method of accounting within the Fairfax Asia reporting segment.
On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of annual gross premiums written in its general insurance business. In the first quarter of 2016, Pacific Insurance completed a loss portfolio transfer of certain commercial automobile business (the "Pacific Insurance loss portfolio transfer"). The Pacific Insurance loss portfolio transfer decreased each of net premiums written, net premiums earned and losses on claims by $15.6 with underwriting profit remaining unchanged.
On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of annual gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.
Fairfax Asia reported an underwriting profit of $11.8 and a combined ratio of 76.5% in the first quarter of 2016 compared to $6.3 and 90.8% in the first quarter of 2015. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	First quarter
	2016		2015
First Capital	57.8%		74.7%
Falcon	95.4%		108.4%
Pacific Insurance	78.8%	(1)	102.8%
Fairfax Indonesia	99.1%		134.7%
Union Assurance	97.7%		101.8%

(1)	Excludes the impact of Pacific Insurance loss portfolio transfer.
The combined ratio in the first quarter of 2016 included 27.3 combined ratio points ($13.7) of net favourable prior year reserve development, primarily related to commercial automobile and health loss reserves. The combined ratio in the first quarter of 2015 included 6.2 combined ratio points ($4.2) of net favourable prior year reserve development, primarily related to health and property loss reserves, partially offset by net adverse development of marine cargo loss reserves.
The commission expense ratio decreased from 1.3% in the first quarter of 2015 to a commission income ratio of 1.0% in the first quarter of 2016, primarily as a result of decreased premium retention and the corresponding increase in commission income earned on earned premiums ceded to reinsurers. Fairfax Asia's underwriting expense ratio increased from 18.0% in the first quarter of 2015 to 23.5% in the first quarter of 2016, primarily as a result of the decrease in net premiums earned.
Gross premiums written decreased by 4.6% in the first quarter of 2016, principally reflecting lower writings at First Capital (marine hull, health, engineering and workers' compensation lines of business), partially offset by the incremental contribution from MCIS ($6.6). Excluding the impact of the Pacific Insurance loss portfolio transfer, net premiums written increased by 6.2% in the first quarter of 2016, principally reflecting increased retention in First Capital's commercial automobile line of business (principally due to a reduction in cessions to Group Re). Excluding the impact of the Pacific Insurance loss portfolio transfer, net premiums earned decreased by 3.4% in the first quarter of 2016, principally reflecting the normal lag of net premiums earned relative to net premiums written.
Net losses on investments in the first quarter of 2016 (as set out in the Investments section of this MD&A) and decreased interest and dividend income (reflecting lower year-over-year share of profit of associates primarily relating to ICICI Lombard), partially offset by the improvement in underwriting profit, produced pre-tax income before interest and other of $7.3 in the first quarter of 2016 compared to $36.7 in the first quarter of 2015.

Insurance and Reinsurance - Other

	First quarter
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter-company	Total
Underwriting profit (loss)	8.8	0.2	0.8	(0.6)	(1.7)	—	7.5

Loss & LAE - accident year	60.4%	66.8%	61.1%	77.4%	71.2%	—	65.1%
Commissions	29.5%	23.0%	11.9%	11.2%	24.9%	—	22.5%
Underwriting expenses	7.3%	20.4%	20.0%	29.5%	101.4%	—	18.5%
Combined ratio - accident year	97.2%	110.2%	93.0%	118.1%	197.5%	—	106.1%
Net (favourable) adverse development	(22.5)%	(10.6)%	0.9%	(12.2)%	(16.5)%	—	(13.4)%
Combined ratio - calendar year	74.7%	99.6%	93.9%	105.9%	181.0%	—	92.7%

Gross premiums written	40.0	56.0	31.5	24.3	2.7	(2.7)	151.8
Net premiums written	37.2	49.4	26.8	11.6	1.9	—	126.9
Net premiums earned	35.0	41.5	13.5	10.9	2.1	—	103.0
Underwriting profit (loss)	8.8	0.2	0.8	(0.6)	(1.7)	—	7.5
Interest and dividends	4.0	3.0	0.4	2.5	0.1	—	10.0
Operating income (loss)	12.8	3.2	1.2	1.9	(1.6)	—	17.5
Net gains (losses) on investments	(27.5)	(4.3)	(1.0)	4.4	1.1	—	(27.3)
Pre-tax income (loss) before interest and other	(14.7)	(1.1)	0.2	6.3	(0.5)	—	(9.8)

	First quarter
	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	13.1	0.1	(0.5)	(1.4)	—	11.3

Loss & LAE - accident year	66.9%	66.3%	86.5%	72.1%	—	72.5%
Commissions	27.6%	19.8%	6.6%	9.7%	—	18.1%
Underwriting expenses	3.7%	26.9%	9.6%	29.7%	—	14.1%
Combined ratio - accident year	98.2%	113.0%	102.7%	111.5%	—	104.7%
Net (favourable) adverse development	(26.2)%	(13.2)%	(1.4)%	0.4%	—	(13.5)%
Combined ratio - calendar year	72.0%	99.8%	101.3%	111.9%	—	91.2%

Gross premiums written	61.0	63.4	67.1	34.4	(8.9)	217.0
Net premiums written	58.9	41.8	61.3	12.7	—	174.7
Net premiums earned	47.1	35.3	35.2	11.9	—	129.5
Underwriting profit (loss)	13.1	0.1	(0.5)	(1.4)	—	11.3
Interest and dividends	4.2	2.4	0.6	2.0	—	9.2
Operating income	17.3	2.5	0.1	0.6	—	20.5
Net gains (losses) on investments	22.4	(5.4)	(2.5)	(1.5)	—	13.0
Pre-tax income (loss) before interest and other	39.7	(2.9)	(2.4)	(0.9)	—	33.5

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. (“Colonnade”), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian and Czech insurance operations were transferred to Colonnade on February 1, 2016 and April 1, 2016 respectively, with the transfer of the Slovakia equivalent expected to take place in the second quarter of 2016. Colonnade in the table above also includes the results of QBE's non-life operations in Ukraine (now known as "Colonnade Ukraine") which were acquired by the company during the fourth quarter of 2015.

Prior to the formal closing of the transaction to acquire the QBE insurance operations, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and, (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written and net premiums earned by $16.6, $12.9 and $6.8 respectively in the first quarter of 2016 (increased Polish Re's gross premiums written, net premiums written and net premiums earned by $53.4, $50.6 and $29.3 respectively in the first quarter of 2015).
The Insurance and Reinsurance – Other segment produced an underwriting profit of $7.5 and a combined ratio of 92.7% in the first quarter of 2016 compared to $11.3 and 91.2% in the first quarter of 2015. The modest decrease in underwriting profit in the first quarter of 2016 principally reflected the impact of lower net premiums earned as well as the inclusion of Colonnade in the current quarter results.
The underwriting results in the first quarter of 2016 included net favourable prior year reserve development of 13.4 combined ratio points ($13.8), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on property loss reserves) and Advent (principally reflecting net favourable emergence on reinsurance (property and casualty) loss reserves). The underwriting results in the first quarter of 2015 included net favourable prior year reserve development of 13.5 combined ratio points ($17.4), primarily reflecting net favourable development at Group Re (principally related to prior years' catastrophe loss reserves and net favourable development assumed from First Capital in respect of property and marine lines of business) and Advent (principally reflecting net favourable emergence on property reinsurance and insurance lines of business). There were no current period catastrophe losses in the first quarters of 2016 and 2015.
The expense ratio increased from 14.1% in the first quarter of 2015 to 18.5% in the first quarter of 2016, primarily as a result of lower net premiums earned relative to stable operating expenses. The commission expense ratio increased from 18.1% in the first quarter of 2015 to 22.5% in the first quarter of 2016, primarily reflecting higher commission expense at Advent due to increased writings of insurance business which carry higher commission rates relative to reinsurance business and the impact of net premiums earned in the first quarter of 2015 related to the QBE loss portfolio transfer which did not attract commissions.
Gross premiums written decreased by 30.0% in the first quarter of 2016, principally reflecting decreases at Polish Re (principally the non-recurring impact of the QBE loss portfolio transfer in the first quarter of 2015), Group Re (following the cancellation in the fourth quarter of 2015 of a quota share reinsurance agreement between Group Re and Fairfax Asia (First Capital) which incepted on January 1, 2015 in respect of commercial automobile business) and Fairfax Brasil (primarily the unfavourable impact of foreign currency translation). Net premiums written and net premiums earned decreased by 27.4% and 20.5% respectively in the first quarter of 2016, consistent with the decrease in gross premiums written.
Net losses on investments in the first quarter of 2016 (as set out in the Investments section of this MD&A) and the decrease in underwriting profitability, partially offset by slightly higher interest and dividend income produced a pre-tax loss before interest and other of $9.8 in the first quarter of 2016 compared to pre-tax income before interest and other of $33.5 in the first quarter of 2015.

Runoff

	First quarter
	2016	2015
Gross premiums written	0.2	149.2
Net premiums written	0.2	149.0
Net premiums earned	0.2	149.0
Losses on claims	2.5	(151.0)
Operating expenses	(25.6)	(32.1)
Interest and dividends	7.9	21.0
Operating loss	(15.0)	(13.1)
Net gains (losses) on investments	(35.8)	28.2
Pre-tax income (loss) before interest and other	(50.8)	15.1

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter 2015 APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the second quarter of 2016 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the U.K. at which time the consideration receivable will be fully collected.
On February 18, 2015 US Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA Canada reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of US Runoff, receiving a cash premium of $59.8 as consideration for the assumption of $56.5 of net loss reserves. Subsequently, Northbridge fully retroceded those amounts to US Runoff and received a commission of $1.5 for facilitating the transaction.
Runoff's operating loss increased from $13.1 in the first quarter of 2015 to $15.0 in the first quarter of 2016. Net premiums earned of $149.0 and losses on claims of $151.0 in the first quarter of 2015 principally reflected the impacts of the AXA Canada reinsurance transaction and the first quarter 2015 APH reinsurance transaction. Operating expenses decreased from $32.1 in the first quarter of 2015 to $25.6 in the first quarter of 2016, principally as a result of non-recurring operating expenses in the first quarter of 2015 related to the AXA Canada reinsurance transaction and a change in the manner for determining unallocated loss adjustment expense ("ULAE") in the first quarter of 2016 (a greater proportion of operating expenses are now allocated to ULAE, a component of losses on claims, to better reflect the economics of the claims settlement process), partially offset by higher personnel related costs in the first quarter of 2016. Interest and dividends decreased from $21.0 in the first quarter of 2015 to $7.9 in the first quarter of 2016, primarily reflecting increased share of loss of associates.
The Runoff segment produced a pre-tax loss before interest and other of $50.8 in the first quarter of 2016 compared to pre-tax income before interest and other of $15.1 in the first quarter of 2015 with the year-over-year decrease in profitability reflecting the net losses on investments in the first quarter of 2016 (as set out in the Investments section of this MD&A) and the modest increase in the operating loss year-over-year.

Other

	First quarter
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	190.5	8.1	177.5	30.9	407.0
Expenses	(178.4)	(8.8)	(184.9)	(29.9)	(402.0)
Pre-tax income (loss) before interest and other	12.1	(0.7)	(7.4)	1.0	5.0
Interest and dividends	1.8	5.5	—	—	7.3
Net gains (losses) on investments	2.1	(2.3)	(0.8)	—	(1.0)
Pre-tax income (loss) before interest expense	16.0	2.5	(8.2)	1.0	11.3

	First quarter
	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	135.7	—	146.7	171.9	454.3
Expenses	(140.5)	(0.3)	(144.7)	(157.0)	(442.5)
Pre-tax income (loss) before interest and other	(4.8)	(0.3)	2.0	14.9	11.8
Interest and dividends	1.9	3.7	—	1.3	6.9
Net gains (losses) on investments	8.4	(0.7)	0.3	—	8.0
Pre-tax income before interest expense	5.5	2.7	2.3	16.2	26.7

(1)	Comprised primarily of Cara (acquired April 10, 2015), The Keg, Praktiker, William Ashley and Sporting Life.

(2)
Comprised of Fairfax India (since its initial public offering on January 30, 2015) and its subsidiary NCML (acquired August 19, 2015). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)	Comprised primarily of Ridley (sold on June 18, 2015) and Pethealth.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited ("Adi") for $19.5 (1.3 billion Indian rupees). Adi is a specialty chemical manufacturer in India that manufactures oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Adi is reported under the equity method of accounting.

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired 100% interests in Kuoni Travel (China) Limited ("Kuoni Hong Kong") and Kuoni Travel (India) Pvt. Ltd. ("Kuoni India") for consideration of $32.3 (250.0 million Hong Kong dollars) and $47.9 (3.2 billion Indian rupees) respectively. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel.

The year-over-year increases in Restaurants and retail in the first quarter of 2016 primarily reflected the consolidation of Cara from April 10, 2015, while the year-over-year decreases in Other reflected the sale of Ridley on June 18, 2015. Thomas Cook India's pre-tax loss before interest expense of $8.2 in the first quarter of 2016 principally reflected bad debt provisions and fixed asset impairments totaling $13.8 at Sterling Resorts.

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of consolidated interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $51.5 in the first quarter of 2015 to $55.2 in the first quarter of 2016, reflecting the issuance on March 3, 2015 of Cdn$350.0 principal amount of 4.95% unsecured senior notes due 2025, the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 and the consolidation of the interest expense of Brit and Cara, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the following repayments upon maturity: $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes on May 1, 2015 and $82.4 principal amount of Fairfax unsecured senior notes on October 1, 2015.
Consolidated interest expense in the first quarter of 2016 of $55.2 (2015 - $51.5) was primarily attributable to interest expense at the holding company of $43.4 (2015 - $43.6). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	First quarter
	2016	2015
Fairfax corporate overhead	29.8	29.4
Subsidiary holding companies' corporate overhead	4.6	4.2
Subsidiary holding companies' non-cash intangible asset amortization(1)	13.2	10.0
Holding company interest and dividends	(2.0)	9.6
Investment management and administration fees	(20.5)	(17.4)
	25.1	35.8

(1)	Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead and subsidiary holding companies' corporate overhead increased nominally from $29.4 and $4.2 in the first quarter of 2015 to $29.8 and $4.6 respectively in the first quarter of 2016.
Subsidiary holding companies' non-cash intangible asset amortization increased from $10.0 in the first quarter of 2015 to $13.2 in the first quarter of 2016 principally reflecting amortization related to the acquisition of Brit.
Holding company interest and dividends included total return swap expense ($5.3 and $8.1 in the first quarters of 2016 and 2015 respectively) and share of profit (loss) of associates ($3.9 share of profit of associates in the first quarter of 2016 and $1.4 share of loss of associates in the first quarter of 2015).
Investment management and administration fees increased from $17.4 in the first quarter of 2015 to $20.5 in the first quarter of 2016 primarily due to incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

Provision for income taxes of $20.8 in the first quarter of 2016 differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of unrecorded deferred tax assets in Canada, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s Canadian statutory income tax rate.
Provision for income taxes of $94.8 in the first quarter of 2015 differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of unrecorded deferred tax assets in Canada and income earned in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate, partially offset by non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada).
For further details of the provision for income taxes in the first quarters of 2016 and 2015, please refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2016.

Consolidated Balance Sheet Summary
Holding company cash and investments increased to $1,587.6 ($1,509.1 net of $78.5 of holding company short sale and derivative obligations) at March 31, 2016 from $1,276.5 at December 31, 2015 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2016 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $332.2 to $2,878.7 at March 31, 2016 from $2,546.5 at December 31, 2015 primarily reflecting the greater proportion of insurance policies and reinsurance contracts that renew in the first quarter of the year.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $28,617.9 at March 31, 2016 ($28,069.8 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2015 of $27,832.5 ($27,740.2 net of subsidiary short sale and derivative obligations). The increase of $329.6 generally reflected net unrealized appreciation of bonds and the favourable impact of foreign currency translation (principally the strengthening of the Canadian dollar and euro relative to the U.S. dollar), partially offset by net unrealized depreciation of common stocks and dividends paid by the operating companies to Fairfax, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,000.1 primarily reflecting cash used to fund the net purchases of bonds and the acquisitions of investments in associates, partially offset by cash inflows related to derivatives (principally equity and equity index total return swaps).
Bonds (including bonds pledged for short sale derivative obligations) increased by $2,695.6 primarily reflecting net purchases of U.S. government bonds, the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds and net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and the U.S. government).
Common stocks decreased by $1,201.3 primarily reflecting the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds and net unrealized depreciation.
Investments in associates increased by $441.3 primarily reflecting the purchase of an additional 9% ownership interest in ICICI Lombard on March 31, 2016, the additional investment in common shares of APR Energy plc on January 5, 2016, the reclassification of Fairfax's pre-existing ownership interest in APR Energy from common stocks to investments in associates subsequent to acquiring significant influence, the acquisition of a 44.9% ownership interest in Adi Finechem Limited on February 8, 2016 and the impact of foreign currency translation (principally the strengthening of the Canadian dollar and euro relative to the U.S. dollar), partially offset by the receipt of dividends and distributions of $52.0 from the non-insurance associates.
Derivatives and other invested assets net of short sale and derivative obligations decreased by $636.7 primarily due to increased payables to counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized losses on CPI-linked derivatives.
Recoverable from reinsurers increased by $115.3 to $4,006.2 at March 31, 2016 from $3,890.9 at December 31, 2015 primarily reflecting the foreign currency effect of the strengthening of the Canadian dollar and Singapore dollar relative to the U.S. dollar (principally affecting Northbridge and First Capital respectively), the impact of the Pacific Insurance loss portfolio transfer (described in more detail in the Components of Net Earnings section of this MD&A under the heading Fairfax Asia), and an increase in ceded unearned premium at Brit and First Capital (reflecting the timing of policy renewals), partially offset by Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity).
Deferred income taxes increased by $103.2 to $567.1 at March 31, 2016 from $463.9 at December 31, 2015 primarily due to unrealized losses on the company's portfolio investments.
Goodwill and intangible assets increased by $96.0 to $3,310.9 at March 31, 2016 from $3,214.9 at December 31, 2015 primarily as a result of the the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets increased by $121.1 to $1,892.2 at March 31, 2016 from $1,771.1 at December 31, 2015 primarily as a result of increases in income taxes refundable, premises and equipment and accrued interest and dividends.
Provision for losses and loss adjustment expenses increased by $121.9 to $19,938.3 at March 31, 2016 from $19,816.4 at December 31, 2015 primarily as a result of the impact on loss reserves of the strengthening of the Canadian dollar and Singapore dollar relative to the U.S. dollar (principally at Northbridge and First Capital respectively) and the impact of increased business volumes at Crum & Forster and Pacific Insurance, partially offset by Runoff's continued progress settling its claim liabilities and favourable prior year reserve development (principally at OdysseyRe and Zenith National).
Non-controlling interests increased by $63.6 to $1,795.1 at March 31, 2016 from $1,731.5 at December 31, 2015 principally as a result of net earnings attributable to the non-controlling interests and the impact of foreign currency translation (principally related to Cara). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three months ended March 31, 2016.
Investments
Interest and Dividends
Consolidated interest and dividend income increased from $114.2 in the first quarter of 2015 to $152.8 in the first quarter of 2016, reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds and the impact of consolidating Brit's portfolio investments. Total return swap expense decreased from $43.4 in the first quarter of 2015 to $36.6 in the first quarter of 2016 primarily reflecting the impact of certain short individual equity total return swap positions that were closed in 2015.
Share of profit of associates decreased from $30.8 in the first quarter of 2015 to $9.9 in the first quarter of 2016 primarily reflecting lower net earnings at Resolute and ICICI Lombard, partially offset by higher share of profit from the KWF LPs.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the quarters ended March 31 and 2015 were comprised as follows:

	First quarter
	2016					2015
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	(65.7)	(1)	(254.6)	(1)	(320.3)	295.5	(303.1)	(7.6)
Preferred stocks - convertible	—		(4.0)		(4.0)	—	4.6	4.6
Bonds - convertible	—		(23.5)		(23.5)	—	(83.2)	(83.2)
Other equity derivatives(2)(3)	—		12.2		12.2	—	185.7	185.7
Equity and equity-related holdings	(65.7)		(269.9)		(335.6)	295.5	(196.0)	99.5
Equity hedges(3)	31.8		(140.2)		(108.4)	(58.5)	(111.1)	(169.6)
Equity and equity-related holdings after equity hedges	(33.9)		(410.1)		(444.0)	237.0	(307.1)	(70.1)
Bonds	11.2		421.5		432.7	80.0	61.1	141.1
Common stocks - Other funds	(12.1)		14.0		1.9	—	—	—
Preferred stocks	0.6		(1.3)		(0.7)	—	14.3	14.3
CPI-linked derivatives	—		(54.6)		(54.6)	—	75.2	75.2
Other derivatives	(15.8)		11.5		(4.3)	14.1	(16.3)	(2.2)
Foreign currency	(101.8)		12.1		(89.7)	89.8	(73.8)	16.0
Other	—		(0.9)		(0.9)	2.7	(0.5)	2.2
Net gains (losses) on investments	(151.8)		(7.8)		(159.6)	423.6	(247.1)	176.5

Net gains (losses) on bonds is comprised as follows:
Government bonds	2.3		339.0		341.3	74.1	31.4	105.5
U.S. states and municipalities	10.1		73.3		83.4	5.7	20.4	26.1
Corporate and other	(1.2)		9.2		8.0	0.2	9.3	9.5
	11.2		421.5		432.7	80.0	61.1	141.1

(1)
During the first quarter of 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

(2)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity-related holdings after equity hedges: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options as set out in the table below. The company's equity hedges provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities.
At March 31, 2016 equity hedges with a notional amount of $7,049.9 (December 31, 2015 - $5,894.8) represented 107.2% (December 31, 2015 - 88.1%) of the company’s equity and equity-related holdings of $6,575.7 (December 31, 2015 - $6,687.4). The increase in the equity hedge ratio resulted principally from the addition of $952.6 notional amount to the company's short positions in equity and equity index total return swaps and unrealized losses on equity and equity-related holdings.
There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 16 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2016, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	March 31, 2016				December 31, 2015
Short equity or equity index underlying total return swaps ("TRS") and put options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 -TRS	44,837,919	3,206.9	715.22	1,114.03	37,424,319	2,477.2	661.92	1,135.89
S&P 500 -TRS	1,447,209	270.0	1,865.66	2,059.74	—	—	—	—
S&P/TSX 60 -TRS	13,044,000	206.1	641.12	790.93	13,044,000	206.1	641.12	764.54
Other equity indices -TRS	—	54.8	—	—	—	40.0	—	—
Individual equities - TRS	—	1,317.4	—	—	—	1,379.3	—	—
S&P 500 - put option(2)	225,643	382.5	1,695.15	2,059.74	225,643	382.5	1,695.15	2,043.94

(1)    The aggregate notional amounts on the dates that the short positions or put options were first initiated.

(2)	As the S&P 500 put options are currently out-of-the-money, the company does not consider the notional amount in its calculation of the equity hedge ratio.
Bonds: Net gains on bonds of $432.7 in the first quarter of 2016 were primarily comprised of net gains on U.S. treasury bonds of $308.3 and U.S. state and municipal bonds of $83.4 that principally reflected the impact of decreases in interest rates in the first quarter of 2016.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2016 these contracts have a remaining weighted average life of 6.3 years (December 31, 2015 - 6.6 years), a notional amount of $112.1 billion (December 31, 2015 - $109.4 billion) and a fair value of $228.9 (December 31, 2015 - $272.6). The company’s CPI-linked derivative contracts produced net unrealized losses of $54.6 in the first quarter of 2016, compared to net unrealized gains of $75.2 in the first quarter of 2015. Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

	March 31, 2016
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	6.4	46,725.0	287.2	61.5	77.9	16.7	(209.3)
United States	0.5%	8.5	12,600.0	39.7	31.5	71.1	56.4	31.4
European Union	0.0%	5.5	44,413.9	292.5	65.9	69.2	15.6	(223.3)
United Kingdom	0.0%	6.6	4,743.1	23.7	50.0	2.8	5.9	(20.9)
France	0.0%	6.8	3,589.6	20.7	57.7	7.9	22.0	(12.8)
		6.3	112,071.6	663.8		228.9		(434.9)

	December 31, 2015
Underlying CPI index	Floor rate(1)	Average life (in years)	Notional amount	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
United States	0.0%	6.6	46,225.0	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	42,338.4	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	4,863.9	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,421.8	20.7	60.5	13.3	38.9	(7.4)
		6.6	109,449.1	655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.

During the first quarter of 2016 the company entered into CPI-linked derivative contracts with notional amounts of $500.0 at a cost of $1.8 (2015 - nil and nil). See also the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three months ended March 31, 2016.

Net gains (losses) on investments in the quarters ended March 31, 2016 and 2015 for each of the insurance and reinsurance operations, runoff operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:
Quarter ended March 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	(42.5)	(83.6)	(27.6)	(39.0)	(27.4)	(4.0)	(18.4)	(242.5)	(80.8)	8.0	(20.3)	(335.6)
Equity hedges	(31.7)	(18.1)	(2.8)	(7.6)	(4.8)	—	(3.9)	(68.9)	(17.1)	—	(22.4)	(108.4)
Bonds	34.9	104.7	76.2	23.6	107.5	(0.8)	13.7	359.8	71.3	(0.8)	2.4	432.7
Common stocks - Other funds	—	—	—	—	0.9	—	—	0.9	—	1.0	—	1.9
Preferred stocks	(0.5)	—	—	—	—	(0.2)	—	(0.7)	—	—	—	(0.7)
CPI-linked derivatives	(3.8)	(18.1)	(3.8)	(4.1)	(3.2)	—	(12.7)	(45.7)	(0.9)	—	(8.0)	(54.6)
Foreign currency	(46.5)	8.7	(5.4)	(3.2)	17.3	(14.2)	(6.0)	(49.3)	(8.4)	(9.3)	(22.7)	(89.7)
Other	0.1	(4.4)	0.3	—	(1.2)	—	—	(5.2)	0.1	0.1	(0.2)	(5.2)
Net gains (losses) on investments	(90.0)	(10.8)	36.9	(30.3)	89.1	(19.2)	(27.3)	(51.6)	(35.8)	(1.0)	(71.2)	(159.6)
Quarter ended March 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Equity and equity-related holdings	(31.5)	(32.0)	3.6	1.3	—	5.7	(17.7)	(70.6)	2.8	8.4	158.9	99.5
Equity hedges	8.1	(67.7)	(28.5)	(15.9)	—	—	(11.0)	(115.0)	(20.7)	—	(33.9)	(169.6)
Bonds	10.9	42.9	35.1	7.9	—	—	2.8	99.6	36.8	(1.2)	5.9	141.1
Preferred stocks	2.9	2.2	1.1	—	—	—	—	6.2	0.2	—	7.9	14.3
CPI-linked derivatives	3.8	19.5	8.2	7.3	—	—	23.9	62.7	(1.1)	—	13.6	75.2
Foreign currency	52.0	(6.5)	(0.5)	6.1	—	4.1	15.0	70.2	10.3	0.5	(65.0)	16.0
Other	(0.7)	1.4	—	—	—	—	—	0.7	(0.1)	0.3	(0.9)	—
Net gains (losses) on investments	45.5	(40.2)	19.0	6.7	—	9.8	13.0	53.8	28.2	8.0	86.5	176.5

(1)	Brit is included in the company's financial reporting with effect from June 5, 2015.

Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2016 compared to those identified at December 31, 2015 and disclosed in the company’s 2015 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2016.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	March 31, 2016	December 31, 2015
Holding company cash and investments (net of short sale and derivative obligations)	1,509.1	1,275.9

Long term debt – holding company	3,004.1	2,599.0
Long term debt – insurance and reinsurance companies	463.8	468.5
Long term debt – non-insurance companies	320.2	284.0
Total debt	3,788.1	3,351.5

Net debt	2,279.0	2,075.6

Common shareholders’ equity	9,247.5	8,952.5
Preferred stock	1,334.9	1,334.9
Non-controlling interests	1,795.1	1,731.5
Total equity	12,377.5	12,018.9

Net debt/total equity	18.4%	17.3%
Net debt/net total capital(1)	15.5%	14.7%
Total debt/total capital(2)	23.4%	21.8%
Interest coverage(3)	1.1x	3.9x
Interest and preferred share dividend distribution coverage(4)	0.8x	2.9x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company long term debt at March 31, 2016 increased by $405.1 to $3,004.1 from $2,599.0 at December 31, 2015 primarily reflecting the issuance on March 22, 2016 of Cdn$400.0 principal amount of holding company unsecured senior notes due 2023 and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.
Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies and the non-insurance companies) at March 31, 2016 increased by $31.5 to $784.0 from $752.5 at December 31, 2015 primarily reflecting various borrowings and repayments.
Common shareholders’ equity increased from $8,952.5 at December 31, 2015 to $9,247.5 at March 31, 2016 primarily reflecting net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5) and other comprehensive income of $72.4 (primarily related to net unrealized foreign currency translation gains on foreign operations of $66.9), partially offset by the payment of dividends on the company's common and preferred shares ($238.9) and the net loss attributable to shareholders of Fairfax ($51.0).
The changes in holding company long term debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 14.7% at December 31, 2015 to 15.5% at March 31, 2016 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was due to increased total debt (primarily the issuance of holding company unsecured senior notes as described above), partially offset by an increase in holding company cash and investments (net of short sale and derivative obligations). The increase in net total capital was primarily due to increased common shareholders' equity (as described in the preceding paragraph) and net debt. The consolidated total debt/total capital ratio increased from 21.8% at December 31, 2015 to 23.4% at March 31, 2016 primarily as a result of increased total debt, partially offset by increased total capital (primarily reflecting increases in common shareholders' equity and total debt).

Liquidity
Holding company cash and investments at March 31, 2016 totaled $1,587.6 ($1,509.1 net of $78.5 of holding company short sale and derivative obligations) compared to $1,276.5 at December 31, 2015 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations).
Significant cash and investment movements at the Fairfax holding company level during the first quarter of 2016 included the following significant inflows: net proceeds from the company's underwritten public offerings to finance the purchase of an additional 9% ownership interest in ICICI Lombard and the investment in Eurolife ($523.5 from the issuance of 1.0 million subordinate voting shares and $303.2 from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023), net cash received of $61.6 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), and dividends from subsidiaries (primarily OdysseyRe ($50.0) and Crum & Forster ($50.0)). Significant outflows during the first quarter of 2016 included the following: the payment of $238.9 of common and preferred share dividends, a capital injection of $48.0 (Cdn$65.0) to Northbridge's operating subsidiaries and the purchase of an additional 9% ownership interest in ICICI Lombard. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury and changes in the fair values of holding company investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at March 31, 2016 of $1,509.1 provides adequate liquidity to meet the holding company’s remaining known obligations in 2016. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2015). The holding company's remaining known significant commitments for 2016 consist of payments of interest and corporate overhead expenses, preferred share dividends, income taxes and the investment in Eurolife and potential cash outflows related to derivative contracts (described below).
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2016 the holding company received net cash of $61.6 (2015 - paid net cash of $36.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first quarter of 2016 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $1,000.1 primarily reflecting cash used to fund the net purchases of bonds and the acquisitions of investments in associates, partially offset by cash inflows related to derivatives (principally equity and equity index total return swaps).
The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. During the first quarter of 2016 the insurance and reinsurance subsidiaries received net cash of $557.9 (2015 - paid net cash of $54.3) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
The following table presents major components of cash flow for the quarters ended March 31:

	First quarter
	2016	2015
Operating activities
Cash provided by (used in) operating activities before the undernoted	(64.3)	28.1
Net purchases of investments classified as FVTPL	(164.9)	(832.8)
Investing activities
Net (purchases) sales of investments in associates	(355.9)	46.0
Purchases of subsidiaries, net of cash acquired	(5.3)	(17.9)
Net purchases of premises and equipment and intangible assets	(42.3)	(20.8)
Decrease (increase) in restricted cash for purchase of subsidiary	6.5	(1,031.8)
Financing activities
Issuance of long term debt - holding company and insurance and reinsurance companies	303.2	275.7
Repayment of long term debt - holding company and insurance and reinsurance companies	(1.4)	(1.2)
Issuance of long term debt - non-insurance companies	5.3	—
Repayment of long term debt - non-insurance companies	(0.9)	(0.2)
Net borrowings - revolving credit facilities	11.2	21.2
Issuance of subordinate voting shares	523.5	575.9
Issuance of preferred shares	—	179.0
Repurchases of preferred shares	—	(0.6)
Purchases of subordinate voting shares for treasury	(23.8)	(50.9)
Issuance of subsidiary common shares to non-controlling interests	—	725.8
Common and preferred share dividends paid	(238.9)	(228.5)
Dividends paid to non-controlling interests	(2.2)	—
Decrease in cash and cash equivalents during the year	(50.2)	(333.0)
Excluding net purchases of investments classified as FVTPL, cash provided by operating activities was $28.1 in the first quarter of 2015 compared to cash used in operating activities of $64.3 in the first quarter of 2016, with the decrease in cash flow principally reflecting higher net paid losses and income taxes paid, partially offset by an increase in net premiums collected. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2016 for details of net purchases of investments classified as FVTPL.

Net purchases of investments in associates of $355.9 in the first quarter of 2016 primarily reflected the purchase of an additional 9.0% ownership interest in ICICI Lombard, an investment in APR Energy and Fairfax India's investment in Adi, partially offset by distributions from the company's non-insurance associates. Net sales of investments in associates of $46.0 in the first quarter of 2015 primarily reflected distributions from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $17.9 in the first quarter of 2015 primarily related to the acquisition of a 78.0% interest in Union Assurance and the acquisition of MCIS. Increase in restricted cash for purchase of subsidiary of $1,031.8 in the first quarter of 2015 reflected the financing for the acquisition of Brit as described in the subsequent paragraph.
Issuance of long term debt - holding company and insurance and reinsurance companies of $303.2 in the first quarter of 2016 reflected net proceeds from the issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023. Issuance of subordinate voting shares of $523.5 in the first quarter of 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. In 2015 the company completed three underwritten public offerings: the $575.9 (Cdn$717.1) issuance of 1.15 million subordinate voting shares, the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the $179.0 (Cdn$222.9) issuance of 9,200,000 cumulative five-year reset preferred shares, Series M, all of which formed part of the financing for the acquisition of Brit as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2015. Purchases of subordinate voting shares for treasury in first quarter of 2016 of $23.8 (2015 - $50.9) related to purchases for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $725.8 in the first quarter of 2015 reflected the offerings of Fairfax India's common shares. The company paid common and preferred share dividends of $227.8 and $11.1 respectively in the first quarter of 2016 (2015 - $216.1 and $12.4).

Book Value Per Share

Common shareholders’ equity at March 31, 2016 was $9,247.5 or $398.83 per basic share (excluding the unrecorded $965.8 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,952.5 or $403.01 per basic share (excluding the unrecorded $1,058.9 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2015 representing a decrease per basic share in the first quarter of 2016 of 1.0% (an increase of 1.4% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2016). During the first quarter of 2016 the number of basic shares increased primarily as a result of the issuance of 1.0 million subordinate voting shares, partially offset by net repurchases of 27,073 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2016 there were 23,186,786 common shares effectively outstanding.

	March 31, 2016			December 31, 2015
	Fair value	Carrying value(1)	Excess of fair value over carrying value	Fair value	Carrying value(1)	Excess of fair value over carrying value
Insurance and reinsurance associates	1,372.7	772.5	600.2	1,126.0	526.4	599.6
Non-insurance associates	1,436.6	1,601.7	(165.1)	1,280.6	1,406.5	(125.9)
Cara	446.3	385.9	60.4	439.9	356.2	83.7
Fairfax India	321.0	276.5	44.5	303.0	276.6	26.4
Thomas Cook India	705.6	279.8	425.8	763.1	288.0	475.1
	4,282.2	3,316.4	965.8	3,912.6	2,853.7	1,058.9

(1)	The carrying values of Cara, Fairfax India and Thomas Cook India represent their respective hypothetical carrying values under the equity method of accounting.

Contingencies and Commitments

For a full description of these matters, please see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2016.

Comparative Quarterly Data (unaudited)

	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Revenue	2,186.5	2,447.2	2,976.3	1,769.0	2,387.9	2,073.7	2,654.2	2,407.5
Net earnings (loss)	(16.7)	133.1	451.4	(178.6)	236.1	38.2	475.0	366.4
Net earnings (loss) attributable to shareholders of Fairfax	(51.0)	103.4	424.8	(185.7)	225.2	23.7	461.2	363.7
Net earnings (loss) per share	$(2.76)	$4.19	$18.57	$(8.87)	$9.92	$0.50	$21.10	$16.47
Net earnings (loss) per diluted share	$(2.76)	$4.10	$18.16	$(8.87)	$9.71	$0.49	$20.68	$16.15
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing our business strategies; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.